Exhibit 99.3

HEXO CORP.

Amended and Restated Senior Secured Convertible Note due 2026

Certificate No. A-1

HEXO Corp., an Ontario, Canada corporation (the “Company”), for value received, promises to pay to HT Investments MA LLC (the “Initial Holder”), or its permitted registered assigns, the principal sum of [•] million dollars ($[•]) (such principal sum, collectively with all Capitalized Interest and direct and indirect costs incurred by the Holder in connection with the acquisition of this Note) (the “Principal Amount” or the “Maturity Principal Amount”) on May 1, 2026, and to pay any outstanding interest thereon, as provided in this Note, in each case as provided in and subject to the other provisions of this Note, including the earlier redemption or conversion of this Note.

This Note was originally issued pursuant to that certain Indenture, dated as of May 27, 2021 (the “Indenture”), between the Company and GLAS Trust Company LLC, as trustee, as supplemented and modified by an action of the Board of Directors (as defined below) on May 27, 2021 (the “Board Resolution”). The terms of this Note include those stated in the Indenture, as supplemented and modified by the Board Resolution. For the avoidance of doubt, any provisions herein that replace or amend any provision of the Indenture shall only apply to the extent of this Note, and any other provisions of the Indenture shall remain in full force and effect with respect to this Note and otherwise.

Additional provisions of this Note are set forth in the following pages to this Note entitled “HEXO Corp. – Senior Secured Convertible Note due 2026”, which form a part of this Note.

[The Remainder of This Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, HEXO Corp. has caused this instrument to be duly executed as of the date set forth below.

HEXO CORP.

Date: [•], 2022	By:
Name:
Title:

HEXO CORP.

Date: [•], 2022	By:
Name:
Title:

[The Remainder of This Page Intentionally Left Blank]

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

Dated as of [•], 2022

This is one of the Securities of the series designated therein referred to in the within mentioned indenture.

TMI TRUST COMPANY, AS TRUSTEE

Dated: [•], 2022	By:
Authorized Signatory

HEXO CORP.

Senior Secured Convertible Note due 2026

This Note (this “Note” and, collectively with any Note issued in exchange therefor or in substitution thereof, the “Notes”) is issued by HEXO Corp., an Ontario, Canada corporation (the “Company”), and designated as its “Senior Secured Convertible Notes due 2026.”

This Note is subject to the terms of the Indenture. Pursuant to the Board Resolution and Section 3.1 of the Indenture, notwithstanding anything to the contrary in this Note or the Indenture, to the extent that any provisions of this Note conflicts with any provisions of the Indenture, the provisions of this Note will control to the extent of such conflict.

Section 1. DEFINITIONS.

Capitalized terms used but not defined herein shall have the meanings set forth in the Indenture to the extent defined therein.

“Acceptance Notice” has the meaning set forth in Section 16.

“Adjusted EBITDA” means, for any fiscal quarter, the Adjusted EBITDA of the Company, calculated as: (i) total net income (loss); (ii) plus (minus) income taxes (recovery); (iii) plus (minus) finance expense (income); (iv) plus depreciation; (v) plus amortization; (vi) plus (minus) investment (gains) losses, including revaluation of financial instruments, share of loss from investment in joint ventures, adjustments on warrants and other financial derivatives, unrealized loss on investments, and foreign exchange gains and losses; (vii) plus (minus) fair value adjustments on inventory and biological assets; (viii) plus inventory write-downs and provisions; (ix) plus (minus) non-recurring transaction and restructuring costs; (x) plus impairments to any and all long-lived assets; (xi) plus all stock-based compensation; and (xii) plus any management or advisory fee paid by the Company to the Holder or any Affiliate thereof during the applicable quarter.

“Affiliate” has the meaning set forth in Rule 144 under the Securities Act.

“ATM Program” means any at-the-market distribution program within the meaning of Part 9 of National Instrument 44-102—Shelf Distributions (and the equivalent or corresponding concept under U.S. securities laws) that the Company may implement from time to time by way one or more agreements with sales agents with respect thereto and under one or more prospectus supplements filed under one or more base shelf prospectuses.

“ATM Shares” means and all Common Shares issued from time to time by the Company pursuant to an ATM Program.

“Authorized Denomination” means, with respect to the Notes, a Principal Amount thereof equal to $1,000 or any integral multiple of $1,000 in excess thereof, or, if such Principal Amount then-outstanding is less than $1,000, then such outstanding Principal Amount.

“Average DDT Volume” has the meaning set forth in Section 8(F)(i).

“Bankruptcy Law” means Title 11, United States Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any similar U.S. federal or state, Canadian federal or provincial or non-U.S. or non-Canadian law for the relief of debtors.

“Board of Directors” means the board of directors of the Company or a committee of such board duly authorized to act on behalf of such board.

“Board Resolution” has the meaning set forth in the cover page of this Note.

“Business Combination Event” has the meaning set forth in Section 10.

“Business Day” means any day other than a Saturday, a Sunday or any day on which commercial banks in The City of New York or in Toronto, Ontario are authorized or required by law or executive order to close or be closed; provided, however, for clarification, commercial banks in The City of New York or in Toronto, Ontario shall not be deemed to be authorized or required by law or executive order to close or be closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or Toronto, Ontario are open for use by customers on such day.

“Canadian Securities Laws” means securities laws and the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the CSA in each of the provinces and territories of Canada.

“Capital Lease” means, with respect to any Person, any leasing or similar arrangement conveying the right to use any property, whether real or personal property, or a combination thereof, by that Person as lessee that, in conformity with IFRS, is required to be accounted for as a capital lease on the balance sheet of such Person.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a Capital Lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with IFRS, and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such Person, but excluding any debt securities convertible into such equity.

“Capitalized Interest” has the meaning set forth in Section 4.

“Cash” means all cash and liquid funds.

“Cash Equivalents” means, as of any date of determination, any of the following: (A) marketable securities (i) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government or the Government of Canada, or (ii) issued by any agency of the United States or Canada the obligations of which are backed by the full faith and credit of the United States or Canada, respectively, in each case maturing within one (1) year after such date; (B) marketable direct obligations issued by any state of the United States of America or Province of Canada or any political subdivision of any such state or Province or any public instrumentality thereof, in each case maturing within one (1) year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from Standard & Poor’s Corporation or at least P-1 from Moody’s Investors Service; (C) commercial paper maturing no more than one (1) year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from Standard & Poor’s Corporation or at least P-1 from Moody’s Investors Service; (D) certificates of deposit or bankers’ acceptances maturing within one (1) year after such date and issued or accepted by any commercial bank organized under the laws of the United States of America or Canada or any State, Province or Territory thereof or the District of Columbia that (i) is at least “adequately capitalized” (as defined in the regulations of its primary federal banking regulator), and (ii) has Tier 1 capital (as defined in such regulations) of not less than $5,000,000,000; and (E) shares of any money market mutual fund that (i) has substantially all of its assets invested continuously in the types of investments referred to in clauses (A) and (B) above, (ii) has net assets of not less than $5,000,000,000, and (iii) has the highest rating obtainable from either Standard & Poor’s Corporation or Moody’s Investors Service.

“Change of Control” means: (a) any event as a result of or following which any person or entity or group thereof “acting jointly or in concert” within the meaning of Canadian Securities Laws, other than the Holder or any Affiliates thereof, whether independently or acting jointly or in concert, and other than any Person(s) acting jointly or in concert with the Holder or any Affiliate thereof, acquires beneficial ownership or control or direction over an aggregate of more than fifty percent (50%) of the then outstanding votes attached to the shares of the Company, other than pursuant to any exercise of rights of the Holders provided for in Section 8; or (b) the sale or transfer of all or substantially all of the consolidated assets of the Company.

“Close of Business” means 5:00 p.m., Toronto time.

“Collateral” has the meaning set forth in the Security Agreement.

“Collateral Agent” means, at any given time, the Holder (or such other Person appointed by the Holder, in such Person’s capacity as collateral agent for the Trustee, the Holder and each Other Holder, together with any successor thereto in such capacity.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Share Equivalents” means this Note and any options, restricted stock units or other security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Common Shares, and any option, warrant or other right to subscribe for, purchase or acquire Common Shares or any security convertible into Common Shares (disregarding any restrictions or limitations on the exercise of such rights).

“Common Shares” means the common shares of the Company without nominal or par value, subject to any adjustment in accordance with the provisions of Section 8(J).

“Common Shares Change Event” has the meaning set forth in Section 8(J)(i).

“Contingent Obligation” means, as applied to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to (A) any Indebtedness or other obligations of another Person, including any such obligation directly or indirectly guaranteed, endorsed, co-made or discounted or sold with recourse by that Person, or in respect of which that Person is otherwise directly or indirectly liable; (B) any obligations with respect to undrawn letters of credit, corporate credit cards or merchant services issued for the account of that Person; and (C) all obligations arising under any interest rate, currency or commodity swap agreement, interest rate cap agreement, interest rate collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; provided, however, that the term “Contingent Obligation” shall not include endorsements for collection or deposit in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determined amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such Person in good faith; provided, however, that such amount shall not in any event exceed the maximum amount of the obligations under the guarantee or other support arrangement

“Conversion Consideration” has the meaning set forth in Section 8(D)(i).

“Conversion Consideration Interest Shares” has the meaning set forth in Section 8(D)(i)(2).

“Conversion Consideration Interest Shares Notice” has the meaning set forth in Section 8(D)(ii).

“Conversion Consideration Shortfall Payment” has the meaning set forth in Section 8(D).

“Conversion Consideration Shortfall Payment Date” has the meaning set forth in Section 8(D).

“Conversion Date” means, with respect to a Note, the first Business Day on which the requirements set forth in Section 8(C)(i) to convert such Note are satisfied.

“Conversion Price” means, as of any time, an amount equal to (A) one thousand dollars ($1,000) divided by (B) the Conversion Rate in effect at such time.

“Conversion Rate” initially means the number of Common Shares equal to US1,000 divided by the USD equivalent of CAD$0.40 as determined the day before execution per $1,000

Principal Amount of Notes; provided, however, that the Conversion Rate is subject to adjustment pursuant to Section 8; provided, further, that whenever this Note refers to the Conversion Rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the Conversion Rate immediately after the Close of Business on such date. For the avoidance of doubt, conversion calculations are to be calculated by the Holder and not the Trustee. The Company shall be the initial conversion agent and not the Trustee.

“Conversion Settlement Date” has the meaning set forth in Section 8(D)(v).

“Copyright License” means any written agreement granting any right to use any Copyright or Copyright registration, now owned or hereafter acquired by the Company or in which the Company now holds or hereafter acquires any interest.

“Copyrights” means all copyrights, whether registered or unregistered, held pursuant to the laws of the United States, Canada, any State, Province or Territory thereof or of any other country.

“Covering Price” has the meaning set forth in Section 8(D)(vi)(1).

“CSA” means, collectively, the securities commission or other securities regulatory authorities in each of the provinces and territories of Canada.

“Currency Due” has the meaning set forth in Section 17.

“Daily VWAP” means, for any VWAP Trading Day, the per share volume-weighted average price of the Common Shares on the Nasdaq Capital Market as displayed under the heading “Bloomberg VWAP” on Bloomberg page “HEXO US <EQUITY> VAP” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one share of Common Shares on such VWAP Trading Day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company). The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Default” means any Event of Default and any event that is (or, after notice, passage of time or both, would be) an Event of Default.

“Default Interest” has the meaning set forth in Section 4(A).

“Defaulted Amount” has the meaning set forth in Section 4(A).

“Defaulted Shares” has the meaning set forth in Section 8(D)(vi).

“Designated ELOC” means that certain equity line of credit program providing for the issuance by the Company from time to time of Common Shares pursuant to an equity purchase agreement between the Company and 2692106 Ontario Inc. in a form satisfactory to the Holder.

“Designated ELOC Common Shares” means any and all Common Shares issued from time to time by the Company under the Designated ELOC.

“Disclosure Letter” means the disclosure letter delivered to the Purchaser concurrently with the execution of this Agreement.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(A) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(B) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock convertible or exchangeable solely at the option of the Company or a Subsidiary of the Company; provided that any such conversion or exchange will be deemed an incurrence of Indebtedness or Disqualified Stock, as applicable); or

(C) is redeemable at the option of the holder thereof, in whole or in part,

in the case of each of clauses (A), (B) and (C), at any point prior to the one hundred eighty-first (181st) day after the Maturity Date.

“Distributed Securities” means any securities distributed or issued pursuant to a Distribution.

“Distribution” means any distribution or issuance by the Company of: (i) equity securities in the capital of the Company, (ii) rights, options or warrants to purchase equity securities in the capital of the Company, (iii) securities of any type that are, or may become, convertible or exchangeable into or exercisable for equity securities in the capital of the Company, (iv) debt securities of the Company; provided that, “Distribution” shall not include Excluded Issuances.

“DTC” means The Depository Trust Company.

“Eligible Exchange” means any of The New York Stock Exchange, The NYSE American, The Nasdaq Capital Market, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors).

“Equipment” means all “equipment” as defined in the UCC or the PPSA, as the case may be, with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“Equity Conditions” will be deemed to be satisfied as of any date if all of the following conditions are satisfied as of such date and on each of the twenty (20) previous Trading Days: (A) the shares issuable upon conversion of this Note are Freely Tradable; (B) the Holder is not in possession of any material non-public information provided by or on behalf of the Company; (C) the Company is in compliance with Section 8(E)(i) and such shares will satisfy Section 8(E)(ii); (D) no public announcement of a pending, proposed or intended Fundamental Change has occurred that has not been abandoned, terminated or consummated; (E) the Daily VWAP per Common Share on The Nasdaq Capital Market is not less than three hundred and fifty percent (350%) of the Conversion Price (subject to proportionate adjustments for events of the type set forth in Section 8(G)(i)(1)); (F) the daily dollar trading volume (as reported on Bloomberg) of the Common Shares on The Nasdaq Capital Market is not less than ten million dollars ($10,000,000); and (G) no Default or Event of Default will have occurred or be continuing.

“Equity Interests” shall mean, with respect to any Person, any and all shares, interests, participations or other equivalents, including preferred stock or membership interests (however designated, whether voting or non-voting), of equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) and including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the Securities Act), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

“Equity Rights” shall mean, with respect to any Person, any then-outstanding subscriptions, options, warrants, commitments, preemptive rights, convertible debt, or other equity-linked securities or agreements of any kind for the issuance or sale, of any additional Equity Interests of any class, or partnership or other ownership interests of any type in, such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Event of Default” has the meaning set forth in Section 11(A).

“Event of Default Acceleration Amount” means, with respect to the delivery of a notice pursuant to Section 11(B)(ii) declaring this Note to be due and payable immediately on account of an Event of Default, a cash amount equal to the greater of: (A) one hundred fifteen percent (115%) of the then outstanding Principal Amount of this Note plus accrued and unpaid interest, if any; and (B) one hundred fifteen percent (115%) of the product of (i) the Conversion Rate in effect as of the Trading Day immediately preceding the date such notice is so delivered, (ii) the total then outstanding Principal Amount (expressed in thousands) of this Note plus accrued and unpaid interest, if any, and (iii) the greater of (x) the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date such notice is so delivered and (y) the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the VWAP Trading Day immediately before the date the applicable Event of Default occurred. For the avoidance of doubt, any Event of Default Acceleration Amount will be calculated by the Holder and not the Trustee.

“Event of Default Additional Shares” means, with respect to the conversion of this Note (or any portion of this Note), an amount equal to the excess, if any, of (A) the Event of Default

Conversion Rate applicable to such conversion over (B) the Conversion Rate that would otherwise apply to such conversion without giving effect to Section 8(I). For the avoidance of doubt, the Event of Default Additional Shares cannot be a negative number.

“Event of Default Conversion Period” means, with respect to an Event of Default, the period beginning on, and including, the date such Event of Default occurs.

“Event of Default Conversion Price” means, with respect to the conversion of this Note (or any portion of this Note), the lesser of: (A) the Conversion Price that would be in effect immediately after the Close of Business on the Conversion Date for such conversion, without giving effect to Section 8(I); and (B) seventy five percent (75%) of the lowest Daily VWAP per Common Share during the ten (10) consecutive VWAP Trading Days ending on, and including, such Conversion Date (or, if such Conversion Date is not a VWAP Trading Day, the immediately preceding VWAP Trading Day).

“Event of Default Conversion Rate” means, with respect to the conversion of this Note (or any portion of this Note), an amount (rounded to the nearest 1/10,000th of a Common Share (with 5/100,000ths rounded upward)) equal to (A) one thousand dollars ($1,000) divided by (B) the Event of Default Conversion Price applicable to such conversion.

“Event of Default Notice” has the meaning set forth in Section 11(C).

“Ex-Dividend Date” means, with respect to an issuance, dividend or distribution on the Common Shares, the first date on which Common Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of the Common Shares under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Issuances” means (i) the distribution or issuance by the Company of equity securities of the Company upon exercise, conversion, exchange or vesting of options, restricted stock units or other convertible securities pursuant to equity-based compensation plans that have been previously-approved by the Company’s shareholders, in accordance with the terms of such plans, and (ii) the distribution or issuance by the Company of Designated ELOC Common Shares and/or ATM Shares.

“Expiration Date” has the meaning set forth in Section 8(G)(i)(5).

“Expiration Time” has the meaning set forth in Section 8(G)(i)(5).

“Floor Price” means any price which the TSX has indicated in writing that the Market Stock Payment Price may not be lower than.

“Forced Conversion” means the conversion of this Note pursuant to Section 8(F).

“Forced Conversion Additional Payment” has the meaning set forth in Section 5(D).

“Forced Conversion Additional Payment Date” has the meaning set forth in Section 5(D).

“Forced Conversion Notice” has the meaning set forth in Section 8(F).

“Forced Conversion Qualification Period” has the meaning set forth in Section 8(F).

“Freely Tradable” means, with respect to any Common Shares issued or issuable under this Note (whether upon conversion of this Note or otherwise), that (A) such shares would be eligible to be offered, sold or otherwise transferred by the Holder pursuant to Rule 144, without any requirements as to volume, manner of sale, availability of current public information (whether or not then satisfied) or notice under the Securities Act and without any requirement for registration under any state securities or “blue sky” laws; or (B) such shares are (or, when issued, will be) (i) represented by book-entries at DTC and identified therein by an “unrestricted” CUSIP number; (ii) not represented by any certificate that bears a legend referring to transfer restrictions under the Securities Act, Canadian Securities Laws or other securities laws; and (iii) listed and admitted for trading, without suspension or material limitation on trading, on an Eligible Exchange and the TSX; and (C) no delisting or suspension by such Eligible Exchange or the TSX has been threatened (with a reasonable prospect of delisting occurring after giving effect to all applicable notice, appeal, compliance and hearing periods) or reasonably likely to occur or pending as evidenced by (x) a writing by such Eligible Exchange or the TSX or (y) the Company falling below the minimum listing maintenance requirements of such Eligible Exchange or the TSX.

“Fundamental Change” means any of the following events:

(A) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than (x) the Company or its Wholly Owned Subsidiaries, (y) the employee benefit plans of the Company or its Wholly Owned Subsidiaries, or (z) the Holder or any of its Affiliates (including any “group” including the Holder or any of its Affiliates), files any report with the Commission or the CSA indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of shares of the Company’s common equity representing more than fifty percent (50%) of the voting power of all of the Company’s then-outstanding common equity;

(B) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person (other than solely to one or more of the Company’s Wholly Owned Subsidiaries); or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than a subdivision or combination, or solely a change in par value, of the Common Shares); provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the Persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change pursuant to this clause (B);

(C) the Company’s stockholders approve any plan or proposal for the liquidation or dissolution of the Company; or

(D) the Common Shares cease to be listed on any Eligible Exchange or the TSX.

For the purposes of this definition, (x) any transaction or event described in both clause (A) and in clause (B)(i) or (ii) above (without regard to the proviso in clause (B)) will be deemed to occur solely pursuant to clause (B) above (subject to such proviso); (y) if any transaction or event described in clause (B)(i) or (ii) above (without regard to the proviso in clause (B)) occurs, after which the Company remains in existence but has no remaining assets or liabilities, the subsequent approval by the Company’s stockholders of any plan or proposal for the liquidation or dissolution of the Company shall not constitute a separate Fundamental Change; and (z) whether a Person is a “beneficial owner” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Fundamental Change Redemption Date” means the date designated by the Holder for redemption of this Note in connection with a Fundamental Change, as provided in Section 7(F).

“Fundamental Change Base Repurchase Price” means, with respect to this Note (or any portion of this Note to be repurchased) upon a Repurchase Upon Fundamental Change, a cash amount equal to the greater of: (A) one hundred five percent (105%) of the then outstanding Principal Amount of such Note (or portion thereof) to be so repurchased, plus any accrued and unpaid interest on this Note; and (B) one hundred five percent (105%) of the product of (i) the Conversion Rate in effect as of the Trading Day immediately preceding the effective date of such Fundamental Change, (ii) the Principal Amount of this Note to be repurchased upon a Repurchase Upon Fundamental Change divided by $1,000, and (iii) the Fundamental Change Stock Price for such Fundamental Change. For the avoidance of doubt, any Fundamental Change Base Repurchase Price calculations are to be calculated by the Holder and not the Trustee.

“Fundamental Change Notice” has the meaning set forth in Section 7(C).

“Fundamental Change Repurchase Date” means the date as of which this Note must be repurchased for cash in connection with a Fundamental Change, as provided in Section 7(B).

“Fundamental Change Repurchase Price” means the cash price payable by the Company to repurchase this Note (or any portion of this Note) upon its Repurchase Upon Fundamental Change, calculated pursuant to Section 7(D).

“Fundamental Change Stock Price” means, with respect to any Fundamental Change, the highest Daily VWAP per Common Share occurring during the thirty (30) consecutive VWAP Trading Days ending on, and including, the day immediately before the effective date of such Fundamental Change.

“Holder” means the person in whose name this Note is registered on the books of the Company, which initially is the Initial Holder.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time.

The term “including” means “including without limitation,” unless the context provides otherwise.

“Indebtedness” means, indebtedness of any kind, including, without duplication (A) all indebtedness for borrowed money or the deferred purchase price of property or services, including reimbursement and other obligations with respect to surety bonds and letters of credit, (B) all obligations evidenced by notes, bonds, debentures or similar instruments, (C) all Capital Lease Obligations, (D) all Contingent Obligations, and (E) Disqualified Stock.

“Independent Investigator” has the meaning set forth in Section 9(Z).

“Indenture” means that certain Indenture, dated as of May 27, 2021, between the Company and the Trustee.

“Initial Holder” has the meaning set forth in the cover page of this Note.

“Intellectual Property” means all of the Company’s Copyrights; Trademarks; Patents; Licenses; trade secrets and inventions; mask works; the Company’s applications therefor and reissues, extensions, or renewals thereof; and the Company’s goodwill associated with any of the foregoing, together with the Company’s rights to sue for past, present and future infringement of Intellectual Property and the goodwill associated therewith.

“Investment” means any beneficial ownership (including stock, partnership or limited liability company interests) of or in any Person, or any loan, advance or capital contribution to any Person or the acquisition of all, or substantially all, of the assets of another Person or the purchase of any assets of another Person for greater than the fair market value of such assets to solely the extent of the amount in excess of the fair market value.

“Issue Date” means May 27, 2021.

“Judgment Currency” has the meaning set forth in Section 17.

“Last Reported Sale Price” of the Common Shares for any Trading Day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of Common Shares on such Trading Day as reported in composite transactions for the principal U.S. national or regional securities exchange on which the Common Shares are then listed. If the Common Shares are not listed on a U.S. national or regional securities exchange on such Trading Day, then the Last Reported Sale Price will be the last quoted bid price per Common Share on such Trading Day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If the Common Shares are not so quoted on such Trading Day, then the Last Reported Sale Price will be the average of the mid-point of the last bid price and the last ask price per Common Share on such Trading Day from a nationally recognized independent investment banking firm selected by the Company.

“License” means any Copyright License, Patent License, Trademark License or other license of rights or interests.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment for security, security interest, encumbrance, levy, lien or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, against any property, any conditional sale or other title retention agreement, and any lease in the nature of a security interest; provided, that for the avoidance of doubt, licenses, strain escrows and similar provisions in collaboration agreements, research and development agreements that do not create or purport to create a security interest, encumbrance, levy, lien or charge of any kind shall not be deemed to be Liens for purposes of this Note.

“Market Disruption Event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which the Common Shares are listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Shares or in any options contracts or futures contracts relating to the Common Shares.

“Market Stock Payment Price” means, with respect to any Forced Conversion Date or Fundamental Change Redemption Date, as applicable, an amount equal to eighty eight percent (88.0%) of the lesser of (i) the average of the Daily VWAPs during the five (5) VWAP Trading Day period ending on the VWAP Trading Day immediately prior to such Forced Conversion Date or Fundamental Change Redemption Date, as applicable, and (ii) the average of the Daily VWAPs during the fifteen (15) VWAP Trading Day period ending on the VWAP Trading Day immediately prior to such Forced Conversion Date or Fundamental Change Redemption Date, as applicable.

“Maturity Date” means May 1, 2026.

“Maturity Principal Amount” has the meaning set forth in the cover page of this Note.

“Minimum Volume” has the meaning set forth in Section 8(F)(i).

“Open of Business” means 9:00 a.m., Toronto time.

The term “or” is not exclusive, unless the context expressly provides otherwise.

“Other Holder” means any person in whose name any Other Note is registered on the books of the Company.

“Other Notes” means any Notes that are of the same class of this Note and that are represented by one or more certificates other than the certificate representing this Note.

“Ownership Percentage” means, at any time, the direct and/or indirect ownership interest of the Holder and its Affiliates in the Company, expressed as a percentage, calculated in accordance with the following formula:

(A + B) / C

For purposes of the foregoing formula, the following definitions shall apply:

A is the aggregate number of Common Shares owned and/or controlled at the relevant time by the Holder and its Affiliates;

B is the aggregate number of Common Share Equivalents (on an as-converted to Common Share basis) owned and/or controlled at the relevant time by the Holder and its Affiliates, which, for greater certainty, includes the equivalent of any Common Shares issuable under this Note (whether upon conversion of this Note or otherwise) and any Common Shares issuable upon conversion of any outstanding convertible debt of the Company held by the Holder and its Affiliates at the relevant time, converted at a price as dictated by the debt, provided that if a conversion price is not stipulated, it is converted at the last closing price of the Common Shares on the TSX (or such other stock exchange on which the Company’s Common Shares trade at the relevant time); and

C is the aggregate number of issued and outstanding Common Shares and Common Share Equivalents (on an as-converted to Common Share basis) at such time.

“Patent License” means any written agreement granting any right with respect to any invention covered by a Patent that is in existence or a Patent application that is pending, in which agreement the Company now holds or hereafter acquires any interest.

“Patents” means all letters patent of, or rights corresponding thereto, in the United States, Canada or in any other country, all registrations and recordings thereof, and all applications for letters patent of, or rights corresponding thereto, in the United States, Canada or any other country.

“Permitted Asset Dispositions” means the proposed asset sales and intended use of proceeds from such asset sales as are described in Section 1 of the Disclosure Letter.

“Permitted Indebtedness” means: (A) Indebtedness evidenced by (i) this Note or (ii) the Other Notes provided that: (1) such Indebtedness under the Other Notes does not exceed

$50,000,000, (2) such Other Notes are issued on or prior to the date which is six months following the date hereof and (3) such Other Notes are issued to the Holder or any Affiliate of the Holder; (B) Indebtedness actually disclosed pursuant to the Transaction Agreement as of the date of the Transaction Agreement, including, for greater certainty, the unsecured convertible debentures of the Company issued and outstanding as of the date of the Transaction Agreement; (C) Indebtedness outstanding at any time secured by a Lien described in clause (G) of the defined term “Permitted Liens,” provided such Indebtedness does not exceed the cost of the Equipment and related expenses financed with such Indebtedness or in the form of purchase money Indebtedness (whether in the form of a loan or a lease) used solely to acquire equipment used in the ordinary course of business and secured only by such equipment and sale and insurance proceeds in respect thereof; provided that the total amount of Permitted Indebtedness described in this clause (C) may not exceed one million dollars ($1,000,000) in the aggregate; (D) Indebtedness to trade creditors or in respect of performance bonds, surety bonds, appeal bonds, completion guarantees or like instruments incurred in the ordinary course of business; (E) Indebtedness of the Company or a Subsidiary to another Wholly Owned Subsidiary or the Company or Indebtedness pursuant to a Permitted Investment; (F) Subordinated Indebtedness of the Company; (G) reimbursement obligations in connection with letters of credit or similar instruments that are secured by Cash or Cash Equivalents and issued on behalf of the Company or a Subsidiary and actually or deemed to be disclosed pursuant to the Transaction Agreement as of the date of the Transaction Agreement or in an aggregate amount not to exceed one hundred thousand dollars ($100,000) at any time outstanding; (H) Contingent Obligations that are guarantees of Indebtedness described in clauses (A) through (K); (I) Indebtedness in respect of credit cards, credit card processing services, debit cards, stored value cards, purchase cards (including so-called “procurement cards” or “P-cards”), in each case, incurred in the ordinary course of business and to the extent such Indebtedness does not exceed one million dollars ($1,000,000) in the aggregate at any time outstanding; (J) so long as there exists no Event of Default both immediately before and immediately after giving effect to any such transaction, Indebtedness existing or arising under any hedge agreement that is obtained by the Company to provide protection against fluctuations in currency exchange rates, provided, however, that such obligations are (or were) entered into by the Company or an Affiliate in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation; (K) extensions, refinancings and renewals of any items of Permitted Indebtedness (other than any Indebtedness repaid with the proceeds of this Note), provided that the principal amount is not increased or the terms modified to impose materially more burdensome terms upon the Company or its Subsidiaries, as the case may be, and such extended, refinanced or renewed Permitted Indebtedness is not secured, and provided further, that if the lender of any such proposed extension, refinancing or renewal of Permitted Indebtedness incurred hereunder is different from the lender of the Permitted Indebtedness to be so extended, refinanced or renewed then, in addition to the foregoing proviso, such Permitted Indebtedness shall also not have a final maturity date, amortization payment, sinking fund, mandatory redemption or other repurchase obligation earlier than one hundred eighty-one (181) days following the Maturity Date.

“Permitted Intellectual Property Licenses” means Intellectual Property (A) licenses in existence at the Issue Date, including those listed on the Schedules to the Security Agreement, and (B) non-perpetual licenses granted in the ordinary course of business on arm’s length terms consisting of the licensing of technology, the development of technology or the providing of technical support which may include licenses with unlimited renewal options solely to the extent such options require mutual consent for renewal or are subject to financial or other conditions as to the ability of licensee to perform under the license; provided such license was not entered into during an Event of Default or continuance of a Default.

“Permitted Investment” means: (A) Investments actually disclosed pursuant to the Transaction Agreement, as in effect as of the Issue Date, including, for greater certainty, the Company’s Investments in Truss Limited Partnership, Truss CBD USA LLC, Keystone Isolation Technologies Inc., Keystone Isolation Technologies USA LLC and Belleville Complex Inc.; (B) (i) marketable direct obligations issued or unconditionally guaranteed by the United States of America or any agency or any State thereof or Canada or any Province or Territory thereof maturing within one year from the date of acquisition thereof, (ii) commercial paper maturing no more than one year from the date of creation thereof and currently having a rating of at least A-2 or P-2 from either Standard & Poor’s Corporation or Moody’s Investors Service, (iii) certificates of deposit issued by any bank headquartered in the United States or any Canadian Schedule 1 chartered bank with assets of at least $5,000,000,000 maturing no more than one year from the date of investment therein, and (iv) money market accounts; (C) Investments accepted in connection with Permitted Transfers; (D) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of the Company’s business; (E) Investments consisting of notes receivable of, or prepaid royalties and other credit extensions, to customers and suppliers in the ordinary course of business and consistent with past practice, provided that this clause (E) shall not apply to Investments of the Company in any Subsidiary; (F) Investments consisting of (i) loans not involving the net transfer on a substantially contemporaneous basis of cash proceeds to employees, officers or directors relating to the purchase of capital stock of the Company pursuant to employee stock purchase plans or other similar agreements approved by the Company’s Board of Directors and (ii) travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, provided that the aggregate of all such loans outstanding may not exceed $250,000 at any time; (G) Investments in Wholly Owned Subsidiaries; (H) Permitted Intellectual Property Licenses; (I) acquisitions by the Company or any of its Wholly Owned Subsidiaries of all, or substantially all, of the assets of another Person or equity interests in another Person where the Company would hold a majority of the equity interests in such Person following the acquisition, including, for greater certainty, potential acquisitions actually or deemed to be disclosed pursuant to the Transaction Agreement, provided that no such acquisition where there is cash consideration which, together with the cash consideration for all previous Permitted Investments pursuant to this clause (I), exceeds $20,000,000 will be a “Permitted Investment” unless the Company has obtained the prior written consent of the Initial Holder (for so long as it or one or more of its Affiliates is the Holder) for the acquisition, and provided further that no such acquisition will be a “Permitted Investment” if, after giving effect to such acquisition, any Default or Event of Default would exist hereunder; (J) Investments in any Person which is a Permitted Investment under clauses (A) or (I) which is a joint venture with an arm’s length third party, where the failure to complete the Investment would result in the Company breaching or otherwise being in default under the terms of any shareholder, limited partnership, joint venture or similar agreement with such third party in respect of such Permitted Investment, provided that no such

Investment which, together with the amount for all previous Permitted Investments pursuant to this clause (J), exceeds $30,000,000 will be a “Permitted Investment” unless the Company has obtained the prior written consent of the Initial Holder (for so long as it or one or more of its Affiliates is the Holder) for the acquisition, and provided further that no such Investment will be a “Permitted Investment” if, after giving effect to such Investment, any Default or Event of Default would exist hereunder; (L) Investments consisting of deposit accounts in which the Collateral Agent has received a deposit account control agreement in accordance with the Security Agreement; and (M) additional Investments that do not exceed one hundred thousand dollars ($100,000) in the aggregate in any twelve (12) month period.

“Permitted Liens” means any and all of the following: (A) Liens in favor of Holder or the Collateral Agent; (B) Liens actually or deemed to be disclosed pursuant to the Transaction Agreement, as in effect as of the Issue Date; (C) Liens for taxes, fees, assessments or other governmental charges or levies, either not delinquent or being contested in good faith by appropriate proceedings; provided, that the Company maintains adequate reserves therefor in accordance with IFRS; (D) Liens securing claims or demands of materialmen, artisans, mechanics, carriers, warehousemen, landlords and other like Persons arising in the ordinary course of business, either not delinquent for a period of more than 30 days or being contested in good faith by appropriate proceedings; provided, that the Company maintains adequate reserves therefor in accordance with IFRS; (E) Liens arising from judgments, decrees or attachments in circumstances which do not constitute a Default or an Event of Default hereunder; (F) the following deposits, to the extent made in the ordinary course of business: deposits under workers’ compensation, unemployment insurance, social security and other similar laws, or to secure the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure indemnity, performance or other similar bonds for the performance of bids, tenders or contracts (other than for the repayment of borrowed money) or to secure statutory obligations (other than Liens arising under ERISA or environmental Liens) or surety or appeal bonds, or to secure indemnity, performance or other similar bonds; (G) Liens on Equipment or software or other intellectual property constituting purchase money Liens and Liens in connection with Capital Leases securing Indebtedness permitted in clause (C) of “Permitted Indebtedness”; (H) leasehold interests in leases or subleases and licenses granted in the ordinary course of the Company’s business and not interfering in any material respect with the business of the licensor; (I) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties that are promptly paid on or before the date they become due; (J) Liens on insurance proceeds securing the payment of financed insurance premiums that are promptly paid on or before the date they become due (provided that such Liens extend only to such insurance proceeds and not to any other property or assets); (K) statutory and common law rights of set-off and other similar rights as to deposits of cash and securities in favor of banks, other depository institutions and brokerage firms; (L) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business so long as they do not materially impair the value or marketability of the related property; (M) Liens on Cash or Cash Equivalents securing obligations permitted under clause (D) and (G) of the definition of Permitted Indebtedness; (N) Liens or deposits to secure the performance of bids, tenders, expropriation proceedings, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the ordinary course of business; (O) securities to public utilities or to any municipalities or governmental authorities or other public authority when required by the utility, municipality or governmental authorities or other public authority in connection with the supply of services or utilities to the Company or its Subsidiaries; (P) Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided that such Liens or covenants do not materially and adversely affect the use of the lands by the occupant or the purpose for which they may be held; (Q) Liens granted by the Company or any Subsidiary to a landlord to secure the payment of arrears of rent in respect of leased properties in the Province of Quebec leased from such landlord, provided that such Lien is limited to the assets located at or about such leased properties; (R) the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants of real or immoveable property; (S) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held; (T) applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held; (U) Liens or escrow arrangements with respect to cash deposits lodged in connection with a Permitted Investment; (V) Liens incurred in connection with the extension, renewal or refinancing of the Indebtedness secured by Liens of the type described in clauses (C) through (U) above (other than any Indebtedness repaid with the proceeds of this Note); provided, that any extension, renewal or replacement Lien shall be limited to the property encumbered by the existing Lien and the principal amount of the Indebtedness being extended, renewed or refinanced (as may have been reduced by any payment thereon) does not increase.

“Permitted Self-Insurance” means, collectively: (a) a D&O liability insurance policy affording direct coverage of the directors and officers of the Company and its Subsidiaries (i.e. a side A policy); (b) a D&O liability insurance policy that reimburses the Company and its Subsidiaries for their indemnification obligations to their officers and directors (i.e. a side B policy); and (c) a D&O liability insurance policy affording coverage of the Company and its Subsidiaries for securities claims (i.e. a side C policy), as in effect as of the Issue Date, and subject to such adjustments in terms of premiums and capitalization as required or recommended from time to time by the Company’s broker for such self-insurance arrangements.

“Permitted Transfers” means (A) dispositions of inventory sold, and Permitted Intellectual Property Licenses entered into, in each case, in the ordinary course of business, (B) dispositions of worn-out, obsolete or surplus property at fair market value in the ordinary course of business; (C) dispositions of accounts or payment intangibles (each as defined in the UCC or the PPSA, as the case may be) resulting from the compromise or settlement thereof in the ordinary course of business for less than the full amount thereof; (D) transfers consisting of Permitted Investments in Wholly-Owned Subsidiaries under clause (H) of Permitted Investments; and (E) other transfers of assets to any Person other than to a joint venture and which have a fair market value of not more than fifty thousand dollars ($50,000) in the aggregate in any fiscal year.

“Person” or “person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“PPSA” means the Personal Property Security Act (Ontario) as the same is, from time to time, in effect, or any other relevant personal property security statutes, rules and regulations in Canada or any Province or Territory thereof that apply in any particular circumstance.

“Pre-Emptive Right” has the meaning set forth in Section 8(L)(i).

“Principal Amount” has the meaning set forth in the cover page of this Note; provided, however, that the Principal Amount of this Note will be subject to reduction pursuant to Section 8(A) through (K), inclusive.

“Reference Property” has the meaning set forth in Section 8(J)(i).

“Reference Property Unit” has the meaning set forth in Section 8(J)(i).

“Repayment Price” means an amount in cash equal to one hundred ten percent (110%) of the amount then being repaid or redeemed.

“Repurchase Upon Fundamental Change” means the repurchase of any Note by the Company pursuant to Section 7.

“ROFR Notice” has the meaning set forth in Section 16.

“ROFR Notice Period” has the meaning set forth in Section 16.

“Scheduled Trading Day” means any day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Shares are then traded. If the Common Shares are not so listed or traded, then “Scheduled Trading day” means a Business Day.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Security Agreement” means, collectively, each Security Agreement, dated as of May 27, 2021, between the Company and/or its Wholly Owned Subsidiaries and the Collateral Agent.

“Security Document”, subject to Section 9(FF) has the meaning set forth in the Security Agreement.

“Significant Subsidiary” means, with respect to any Person, any Subsidiary of such Person that constitutes a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X under the Exchange Act) of such Person.

“Spin-Off” has the meaning set forth in Section 8(G)(i)(3)(b).

“Spin-Off Valuation Period” has the meaning set forth in Section 8(G)(i)(3)(b).

“Subordinated Indebtedness” means Indebtedness subordinated to the Notes pursuant to a written agreement between the Holder and the applicable lender in amounts and on terms and conditions satisfactory to the Holder in its sole discretion.

“Subsidiary” means, with respect to any Person, (A) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than fifty percent (50%) of the total voting power of the Capital Stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person; and (B) any partnership or limited liability company where (i) more than fifty percent (50%) of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (ii) such Person or any one or more of the other Subsidiaries of such Person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Successor Corporation” has the meaning set forth in Section 10(A).

“Successor Person” has the meaning set forth in Section 8(J)(i).

“Tender/Exchange Offer Valuation Period” has the meaning set forth in Section 8(G)(i)(5).

“Top Up Distributed Securities” means any securities distributed or issued pursuant to a Top-Up Distribution.

“Top-Up Distribution” means an Excluded Issuance, but excluding from the definition of Excluded Issuances, Common Shares issuable by way of dividend to all existing shareholders of the Company.

“Top-Up Notice” has the meaning set forth in Section 8(L)(ii).

“Top-Up Right” has the meaning set forth in Section 8(L)(i).

“Top-Up Right Subscription Notice” has the meaning set forth in Section 8(L)(iii).

“Trademark License” means any written agreement granting any right to use any Trademark or Trademark registration, now owned or hereafter acquired by the Company or in which the Company now holds or hereafter acquires any interest.

“Trademarks” means all trademarks (registered, common law or otherwise) and any applications in connection therewith, including registrations, recordings and applications in the United States Patent and Trademark Office or the Canadian Intellectual Property Office or in any similar office or agency of the United States, Canada, any State, Province or Territory thereof or any other country or any political subdivision thereof.

“Trading Day” means any day on which (A) trading in the Common Shares generally occurs on the principal U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Shares are then traded; and (B) there is no Market Disruption Event. If the Common Shares are not so listed or traded, then “Trading Day” means a Business Day.

“Transaction Agreement” means that certain Transaction Agreement, dated as of April 11, 2022, between the Company, Tilray Brands, Inc. and HT Investments MA LLC, as amended from time to time.

“Transaction Documents” has the meaning set forth in the Transaction Agreement.

“Truss CBD USA” means Truss CBD USA LLC, a Colorado limited liability company.

“Trustee” means TMI Trust Company, as the successor to GLAS Trust Company LLC, in its capacity as trustee under the Indenture.

“TSX” means the Toronto Stock Exchange.

“UCC” means the Uniform Commercial Code as the same is, from time to time, in effect in the State of New York.

“Unrestricted Cash” means, at any time in respect of the Company, cash denominated in CAD$ or $ at a bank and credited to a bank account in the name of the Company with an account bank satisfactory to the Holder, and to which the Company is the sole beneficiary thereof, provided that: (A) such cash is repayable on demand; (B) the repayment of such cash is not contingent on the prior discharge of any Indebtedness of any Person whatsoever or on the satisfaction of any other condition; (C) there is no Lien over such cash or account (other than a Lien in favour of the Holder); and (D) such cash is freely and immediately available to the Company.

“VWAP Market Disruption Event” means, with respect to any date, (A) the failure by the principal U.S. national or regional securities exchange on which the Common Shares are then listed, or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, the principal other market on which the Common Shares are then traded, to open for trading during its regular trading session on such date; or (B) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in the Common Shares or in any options contracts or futures contracts relating to the Common Shares, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

“VWAP Trading Day” means a day on which (A) there is no VWAP Market Disruption Event; provided that the Holder, by written notice to the Company, may waive any such VWAP Market Disruption Event; and (B) trading in the Common Shares generally occurs on the principal U.S. national or regional securities exchange on which the Common Shares are then listed or, if the Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Common Shares are then traded. If the Common Shares are not so listed or traded, then “VWAP Trading Day” means a Business Day.

“Wholly Owned Subsidiary” of a Person means any Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

Section 2. PERSONS DEEMED OWNERS.

The Holder of this Note will be treated as the owner of this Note for all purposes.

Section 3. REGISTERED FORM.

This Note, and any Note issued in exchange therefor or in substitution thereof, will be in registered form, without coupons.

Section 4. INTEREST; MATURITY DATE PAYMENT; DEFAULTED AMOUNTS.

(A) Interest. Interest shall accrue on the Principal Amount from the date hereof, as well as on all overdue amounts outstanding in respect of interest, costs or other fees, expenses or amounts payable hereunder, at the fixed rate of five percent (5%) per annum, calculated daily, and be payable by the Company to the Holder semi-annually on the last Business Day of each June and December (commencing June, 2022) (each, an “Interest Payment Date”), as well as on maturity, default and judgment. During the period commencing on the date hereof and ending one year thereafter, the Company shall pay such interest in cash. Thereafter, until the Maturity Date, in the event that the Company is not in compliance with Section 9(M) as of any Interest Payment Date, the Company shall be entitled to elect to add the amount of the interest to the Principal Amount on each such Interest Payment Date (the “Capitalized Interest”). Unless the Principal Amount and the Capitalized Interest have previously been converted pursuant to Section 8, on the Maturity Date, the Company shall pay the Capitalized Interest by way of Conversion Consideration in accordance with Section 8.

(B) Maturity Date Payment. On the Maturity Date, the Company will pay the Holder an amount in cash equal to the Repayment Price for all of then-outstanding Principal Amount of this Note plus any accrued and unpaid interest on this Note.

(C) Defaulted Amounts. If (i) the Company fails to pay any amount payable on this Note on or before the due date therefor as provided in this Note, then, regardless of whether such failure constitutes an Event of Default, or (ii) a Default or Event of Default occurs (such amount payable or the Principal Amount outstanding as of such failure to pay or Default or Event of Default, as applicable, a “Defaulted Amount”) then in each case, to the extent lawful, interest

(“Default Interest”) will accrue on such Defaulted Amount at a rate per annum equal to eighteen percent (18.0%), from, and including, such due date or the date of such Default or Event of Default, as applicable, to, but excluding, the date such failure to pay or Default is cured and all outstanding Default Interest under this Note has been paid, as applicable. Default Interest hereunder will be payable in arrears on the earlier of (i) the first day of each calendar month and (ii) the date such failure to pay or Default is cured, and will be computed on the basis of a 360-day year comprised of twelve 30-day months. For the avoidance of doubt, any such calculations are to be calculated by the Holder and not the Trustee.

(D) Payment to the Holder. Any funds to be delivered for payment to the Holder or any other third party shall be delivered by 10:00 a.m., Toronto time, on the relevant Redemption Date or any other Payment Date.

(E) Note Provisions Control. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 4 will apply to the Note in lieu of Section 3.7 of the Indenture, and such Section 3.7 of the Indenture will be deemed to be replaced with this Section 4 to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Section 3.7 of the Indenture not specifically addressed or amended by this Section 4 shall continue to apply and control.

Section 5. REDEMPTION OF THIS NOTE; OTHER ADDITIONAL PAYMENTS.

(A) Redemption Payments. Except with the prior written consent of the Holder (in its sole discretion) or pursuant to paragraph (C) of this Section 5, the Company shall not be entitled to redeem all or any portion of this Note.

(B) Forced Conversion Additional Payment. In the event that a Forced Conversion occurs pursuant to Section 8(F) and the Daily VWAP per share of the Common Shares is less than three hundred fifty three percent (353%) of the Conversion Price for any five (5) VWAP Trading Days during the Forced Conversion Qualification Period, the Company shall, upon the Conversion Settlement Date for such conversion (the “Forced Conversion Additional Payment Date”), pay to the Holder an amount in cash equal to five percent (5%) of the Principal Amount outstanding immediately prior to such Forced Conversion (the “Forced Conversion Additional Payment”). For the avoidance of doubt, any calculation of the Forced Conversion Additional Payment is to be calculated by the Holder and not the Trustee.

(C) The Company shall ensure that, if at any time after the date hereof, the Company or any Subsidiary of the Company (a) sells or otherwise disposes of any assets in one or more transactions (other than as part of a Permitted Asset Disposition) or (b) receives any insurance proceeds, the Company will promptly deliver written notice to the Holder and, if requested by the Lender in its sole discretion, shall pay or cause to be paid to the Lender (i) an amount equal to the proceeds of such sale, net of reasonable out-of-pocket selling costs required to be paid by the Company to any third party in connection with such sale or other disposal or (ii) such insurance proceeds (as the case may be), to be applied in repayment of the outstanding balance of the Principal Amount.

(D) Note Provisions Control. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 5 will apply to the Note in lieu of Article 10 of the Indenture, and such Article 10 of the Indenture will be deemed to be replaced with this Section 5 to the extent of such conflicts or inconsistencies, mutatis mutandis, and any provisions of Article 10 of the Indenture not specifically addressed or amended by this Section 5 shall continue to apply and control.

Section 6. METHOD OF PAYMENT; WHEN PAYMENT DATE IS NOT A BUSINESS DAY.

(A) Method of Payment. The Company will pay all cash amounts due under this Note by wire transfer of immediately available funds to the account or accounts specified by the Holder by written notice at least one (1) Business Day in advance of the date such amount is due.

(B) Delay of Payment when Payment Date is Not a Business Day. If the due date for a payment on this Note as provided in this Note is not a Business Day, then, notwithstanding anything to the contrary in this Note, such payment may be made on the immediately following Business Day and no interest will accrue on such payment as a result of the related delay.

(C) Canadian Interest Act. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest or any fee to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day or 365-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 or 365, as applicable. The rates of interest under this Note are nominal rates, and not effective rates or yields. The principle of deemed reinvestment of interest does not apply to any interest calculation under this Note.

(D) Canadian Criminal Interest. If any provision of this Note would oblige the Corporation to make any payment of interest or other amount payable to the Holder in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Holder of “interest” at a “criminal rate” (as such terms are construed under the Criminal Code (Canada)), then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or so result in a receipt by the Holder of “interest” at a “criminal rate”, such adjustment to be effected, to the extent necessary (but only to the extent necessary), first by reducing the amount or rate of interest and thereafter by reducing any fees, commissions, costs, expenses, premiums and other amounts required to be paid which would constitute interest for purposes of section 347 of the Criminal Code (Canada).

(E) Note Provisions Control. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 6 will apply to the Note in lieu of Sections 3.7, 3.8, 9.1 and 9.5 of the Indenture, and such Sections 3.7, 3.8, 9.1 and 9.5 of the Indenture will be deemed to be replaced with this Section 6 to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Sections 3.7, 3.8, 9.1 and 9.5 of the Indenture not specifically addressed or amended by this Section 6 shall continue to apply and control.

Section 7. REQUIRED REPURCHASE OF NOTE UPON A FUNDAMENTAL CHANGE.

(A) Repurchase Upon Fundamental Change. Subject to the other terms of this Section 7,

if a Fundamental Change occurs, then the Holder will have the right to require the Company to repurchase this Note (or any portion of this Note in an Authorized Denomination) on the Fundamental Change Repurchase Date for such Fundamental Change for a cash purchase price equal to the Fundamental Change Repurchase Price.

(B) Fundamental Change Repurchase Date. The Fundamental Change Repurchase Date for any Fundamental Change will be a Business Day of the Holder’s choosing that is no more than twenty (20) Business Days after the later of (x) the date the Company delivers to the Holder the related Fundamental Change Notice pursuant to Section 7(C); and (y) the effective date of such Fundamental Change.

(C) Fundamental Change Notice. No later than the fifth (5th) Business Day before the occurrence of any Fundamental Change, the Company will send to the Holder (with a copy to the Trustee, which may be delivered via email) a written notice thereof (the “Fundamental Change Notice”), stating the expected date such Fundamental Change will occur.

(D) Fundamental Change Repurchase Price. The Fundamental Change Repurchase Price for this Note (or any portion of this Note to be repurchased) upon a Repurchase Upon Fundamental Change following a Fundamental Change is an amount in cash equal to the Fundamental Change Base Repurchase Price for such Fundamental Change plus accrued and unpaid interest, if any, on this Note (or such portion of this Note) to, but excluding, the Fundamental Change Repurchase Date for such Fundamental Change.

(E) Effect of Repurchase. If this Note (or any portion of this Note) is to be repurchased upon a Repurchase Upon Fundamental Change, then, from and after the date the related Fundamental Change Repurchase Price is paid in full, this Note (or such portion) will cease to be outstanding and Default Interest, if any, will cease to accrue on this Note (or such portion). For the avoidance of doubt, any calculation of a Fundamental Change Repurchase Price will be calculated by the Holder and not the Trustee.

(F) Fundamental Change Redemption. Notwithstanding anything in this Section 7 to the contrary, at the Holder’s sole discretion following receipt of a Fundamental Change Notice, in lieu of receiving the Fundamental Change Repurchase Price (or any portion thereof), the Holder may, upon written notice to the Company (which may be delivered via email), require the Company to redeem this Note (or any portion of this Note in an Authorized Denomination) in exchange for a number of validly issued, fully paid and Freely Tradable Common Shares equal to the quotient (rounded up to the closest whole number) obtained by dividing the Fundamental Change Repurchase Price (or applicable portion thereof) by the Market Stock Payment Price. The Fundamental Change Redemption Date for any Fundamental Change will be a Business Day of the Holder’s choosing that is no more than twenty (20) Business Days after the later of (x) the date the Company delivers to the Holder the related Fundamental Change Notice pursuant to Section 7(C); and (y) the effective date of such Fundamental Change. Any such Common Shares will be delivered by the Company to the Holder on or before the second (2nd) Business Day following a Fundamental Change Redemption Date. Notwithstanding the foregoing, in the event that the Market Stock Payment Price is lower than the Floor Price on such Fundamental Change Redemption Date, (i) the Floor Price rather than the Market Stock Payment Price shall be used for purpose of calculating the number of Common Shares to be issued on such date pursuant to this

Section 7(F) and (ii) the Company shall concurrently with the issuance of such shares also pay to the Holder an amount, in cash, equal to the product of (x) the number of shares by which the Common Shares issuable pursuant to this Section 7(F) was reduced as a result of the preceding clause (i), multiplied by (y) the Market Stock Payment Price.

(G) Note Provisions Control. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 7 will apply to the Note in lieu of Article 12 of the Indenture, and such Article 12 of the Indenture will be deemed to be replaced with this Section 7 to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Article 12 of the Indenture not specifically addressed or amended by this Section 7 shall continue to apply and control.

Section 8. CONVERSION, PRE-EMPTIVE RIGHTS AND TOP-UP RIGHTS.

(A) Right to Convert.

(i) Generally. Subject to the provisions of this Section 8, the Holder may, at its option, convert this Note into Conversion Consideration.

(ii) Conversions in Part. Subject to the terms of this Section 8, this Note may be converted in part, but only in an Authorized Denomination. Provisions of this Section 8 applying to the conversion of this Note in whole will equally apply to conversions of any permitted portion of this Note.

(iii) The Trustee. The Trustee shall have no liability or responsibility for any conversion in connection with this Note or the actions or inactions of any party in connection with the conversion of this Note.

(B) When this Note May Be Converted.

(i) Generally. The Holder may convert this Note at any time until the Close of Business on the second (2nd) Scheduled Trading Day immediately before the Maturity Date.

(ii) Limitations and Closed Periods. Notwithstanding anything to the contrary in this Section 8, if this Note (or any portion of this Note) is to be repurchased upon a Repurchase Upon Fundamental Change pursuant to Section 7, then in no event may this Note (or such portion) be converted after the Close of Business on the Scheduled Trading Day immediately before the related Fundamental Change Repurchase Date; provided, that the limitations contained in this Section 8(B)(ii) shall no longer apply to this Note (or such applicable portion) if the applicable Fundamental Change Repurchase Price is not delivered on the Fundamental Change Repurchase Date in accordance with Section 6.

(C) Conversion Procedures.

(i) Generally. To convert this Note, the Holder must (1) complete, manually sign and deliver to the Company, with a copy to the Trustee (which may be delivered via email), the conversion notice attached to this Note or a portable document format (.pdf) version of such conversion notice (at which time such conversion will become irrevocable);

and (2) pay any amounts due pursuant to Section 8(C)(iii). For the avoidance of doubt, the conversion notice may be delivered by e-mail in accordance with Section 14. If the Company fails to deliver, by the related Conversion Settlement Date, any Common Shares forming part of the Conversion Consideration of the conversion of this Note, the Holder, by notice to the Company, may rescind all or any portion of the corresponding conversion notice at any time until such Defaulted Shares are delivered.

(ii) Holder of Record of Conversion Shares. The person in whose name any Common Shares are issuable upon conversion of this Note will be deemed to become the holder of record of such shares as of the Close of Business on the Conversion Date for such conversion, conferring, as of such time, upon such person, without limitation, all voting and other rights appurtenant to such shares.

(iii) Taxes and Duties. If the Holder converts a Note, the Company will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any Common Shares upon such conversion; provided, however, that if any tax or duty is due because such Holder requested such shares to be issued in a name other than that of such Holder, then such Holder will pay such tax or duty and, until having received a sum sufficient to pay such tax or duty, the Company may refuse to deliver any such shares to be issued in a name other than that of such Holder.

(D) Settlement upon Conversion.

(i) Generally. The consideration (the “Conversion Consideration”) due in respect of each $1,000 Principal Amount of this Note to be converted will consist of the following:

(1) subject to Section 8(D)(iii), a number of Common Shares equal to the Conversion Rate in effect on the Conversion Date for such conversion; and

(2) cash in an amount equal to the aggregate accrued and unpaid interest, if any, on this Note to, but excluding, the Conversion Settlement Date for such conversion or, at the election of the Company, a number of validly issued, fully paid and Freely Tradable Common Shares equal to the quotient (rounded up to the closest whole number) obtained by dividing the aggregate accrued and unpaid interest, if any, on this Note to, but excluding, the Conversion Settlement Date by the Market Stock Payment Price (the “Conversion Consideration Interest Shares”).

(ii) Company’s Election to Convert Accrued Interest into Common Shares. At least ten (10) Trading Days prior to a Conversion Date, the Company, if it desires to elect to convert accrued and unpaid interest on this Note into Conversion Consideration Interest Shares pursuant to Section 8(D)(i)(2), shall deliver to the Holder, with a copy to the Trustee (which may be delivered via email), a written notice of such election and certifying that the Equity Conditions are satisfied as of such date (a “Conversion Consideration Interest Shares Notice”) (and such election shall be irrevocable with respect to such interest and all subsequent conversions until the Company provides to the Holder at least ten (10) Trading Days written notice of its intent to terminate such election). Failure to timely deliver such written notice to the Holder shall be deemed an election by the Company to pay such accrued and unpaid interest, if any, in cash. Notwithstanding anything herein to the contrary, the Company will not have the right to, and will not, make any conversion of accrued interest, if any, into Conversion Consideration Interest Shares if the Equity Conditions are not satisfied for each VWAP Trading Day occurring between the day of the delivery of the Conversion Consideration Interest Shares Notice and the applicable Conversion Settlement Date (and the Company shall certify in writing to the Holder on the applicable Conversion Settlement Date that the Equity Conditions have been satisfied during such period), and such conversion of accrued interest, if any, shall instead be paid in cash in accordance with Section 8(D)(i)(2), unless such failure of the Equity Conditions to be so satisfied is waived in writing by the Holder, which waiver may be granted or withheld by the Holder in its sole discretion.

(iii) Fractional Shares. The total number of Common Shares due in respect of any conversion of this Note will be determined on the basis of the total Principal Amount of this Note to be converted with the same Conversion Date; provided, however, that if such number of Common Shares is not a whole number, then such number will be rounded up to the nearest whole number.

(iv) Delivery of the Conversion Consideration. The Company will pay or deliver, as applicable, the Conversion Consideration due upon the conversion of this Note to the Holder on or before the second (2nd) Business Day (or, if earlier, (x) the standard settlement period for the primary Eligible Exchange on which the Common Shares are traded or (y) the standard settlement period for the TSX) immediately after the Conversion Date for such conversion (the “Conversion Settlement Date”).

(v) Effect of Conversion. If this Note is converted in full, then, from and after the date the Conversion Consideration therefor is issued or delivered in settlement of such conversion, this Note will cease to be outstanding and Default Interest, if any, will cease to accrue on this Note and notice thereof (which may be delivered via email) shall be provided to the Trustee by the Holder.

(vi) Conversion Settlement Defaults. If (x) the Company fails to deliver, by the related Conversion Settlement Date, any Common Shares (the “Defaulted Shares”) forming part of the Conversion Consideration of the conversion of this Note; and (y) the Holder (whether directly or indirectly, including by any broker acting on the Holder’s behalf or acting with respect to such Defaulted Shares) purchases any Common Shares (whether in the open market or otherwise) to cover any such Defaulted Shares (whether to satisfy any settlement obligations with respect thereto of the Holder or otherwise), then, without limiting the Holder’s right to pursue any other remedy available to it (whether hereunder, under applicable law or otherwise), the Holder will have the right, exercisable by notice to the Company, to cause the Company to either:

(1) pay, on or before the second (2nd) Business Day after the date such notice is delivered, cash to the Holder in an amount equal to the aggregate purchase price (including any brokerage commissions and other out-of-pocket costs) incurred to purchase such shares (such aggregate purchase price, the “Covering Price”); or

(2) promptly deliver, to the Holder, such Defaulted Shares in accordance with this Note, together with cash in an amount equal to the excess, if any, of the Covering Price over the product of (x) the number of such Defaulted Shares; and (y) the Daily VWAP per Common Share on the Conversion Date relating to such conversion.

To exercise such right, the Holder must deliver notice of such exercise to the Company, specifying whether the Holder has elected clause (1) or (2) above to apply. If the Holder has elected clause (1) to apply, then the Company’s obligation to deliver the Defaulted Shares in accordance with this Note will be deemed to have been satisfied and discharged to the extent the Company has paid the Covering Price in accordance with clause (1).

(E) Reserve and Status of Common Shares Issued upon Conversion.

(i) Stock Reserve. At all times when this Note is outstanding, the Company will reserve, out of its authorized but unissued and unreserved Common Shares, a number of Common Shares equal to the greater of (A) (x) the then outstanding Principal Amount, divided by (y) the Conversion Price then in effect and (B) two hundred percent (200%) of a fraction, the numerator of which shall be (x) the then outstanding Principal Amount plus an amount equal to all interest accruable on such outstanding Principal Amount through May 1, 2023, and the denominator of which shall be (y) the Market Stock Payment Price, for issuance upon the issuance of the Conversion Shares.

(ii) Status of Conversion Shares; Listing. Each share of Common Shares delivered upon conversion of this Note will be a newly issued or treasury share and will be duly and validly issued, fully paid, non-assessable, free from preemptive rights and free of any Lien or adverse claim (except to the extent of any Lien or adverse claim created by the action or inaction of the Holder or the Person to whom such share will be delivered). If the Common Shares are then listed on any securities exchange, or quoted on any inter-dealer quotation system, then the Company will cause each share of Common Shares issued upon conversion of this Note, when delivered upon such conversion, to be admitted for listing on such exchange or quotation on such system.

(i) Transferability of Conversion Shares. Any Common Shares issued upon conversion of this Note will be issued in the form of book-entries at the facilities of DTC, identified therein by an “unrestricted” CUSIP number.

(F) Forced Conversion.

(i) Generally. If (1) the Daily VWAP per Common Share is equal to, or exceeds, US$3.00 (as proportionately decreased or increased to reflect any adjustment to the Conversion Rate contemplated in this Note) on each of twenty (20) consecutive VWAP Trading Days beginning after the Issue Date (such twenty (20) consecutive VWAP Trading Day period being the “Forced Conversion Qualification Period”); and (2) the Equity Conditions are satisfied on each of such twenty (20) consecutive VWAP Trading Days, then, subject to the limitations on conversion contained in Section 8(K), the Company may provide written notice to the Holder electing to convert all or a portion of the Principal Amount of this Note on the Conversion Date into Conversion Consideration and certifying that the Equity Conditions have been satisfied on each of such VWAP Trading Days (the “Forced Conversion Notice”); provided that no Forced Conversion will be effected unless (x) the Daily VWAP per Common Share is equal to, or exceeds, US$3.00 (as proportionately decreased or increased to reflect any adjustment to the Conversion Rate contemplated in this Note) and (y) the Equity Conditions are satisfied, in the case of each of clauses (x) and (y), on each VWAP Trading Day from the date of such notice until the corresponding Conversion Consideration is delivered (and the Company shall certify in writing to the Holder on the date that such Conversion Consideration is delivered that the Equity Conditions have been satisfied during such period); and provided further, that the Company may deliver no more than one Forced Conversion Notice in any thirty (30) Trading Day period.

(ii) Effect of Forced Conversion. A Forced Conversion will have the same effect as a conversion of the applicable outstanding Principal Amount of this Note effected at the Holder’s election pursuant to Section 8(A) with a Conversion Date occurring on the Business Day referred to in Section 8(F)(i) (for the avoidance of doubt, without the need for the Holder to deliver a conversion notice); provided, however, that the Company will not be obligated to deliver the Conversion Consideration until the Holder has complied, if applicable, with its obligations under Section 8(C)(iii).

(G) Adjustments to the Conversion Rate.

(i) Events Requiring an Adjustment to the Conversion Rate. Subject to the prior approval of the TSX, the Conversion Rate will be adjusted from time to time as follows:

(1) Stock Dividends, Splits and Combinations. If the Company issues solely Common Shares as a dividend or distribution on all or substantially all shares of the Common Shares, or if the Company effects a stock split or a stock combination of the Common Shares (in each case excluding an issuance solely pursuant to a Common Shares Change Event, as to which Section 8(J) will apply), then the Conversion Rate will be adjusted based on the following formula:

where:

CR0	=

the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution, or immediately before the Open of Business on the effective date of such stock split or stock combination, as applicable;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date or the Open of Business on such effective date, as applicable;

OS0	=

the number of Common Shares outstanding immediately before the Open of Business on such Ex-Dividend Date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1	=	the number of Common Shares outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this Section 8(G)(i)(1) is declared or announced, but not so paid or made, then the Conversion Rate will be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the Conversion Rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(2) Rights, Options and Warrants. If the Company distributes, to all or substantially all holders of Common Shares, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which the provisions set forth in Sections 8(G)(i)(3)(a) and 8(G)(v) will apply) entitling such holders, for a period of not more than sixty (60) calendar days after the record date of such distribution, to subscribe for or purchase Common Shares at a price per share that is less than the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced, then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

OS	=	the number of Common Shares outstanding immediately before the Open of Business on such Ex-Dividend Date;

X	=	the total number of Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	a number of Common Shares obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date such distribution is announced.

To the extent that Common Shares are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the increase to the Conversion Rate for such distribution been made on the basis of delivery of only the number of Common Shares actually delivered upon exercise of such rights, option or warrants. To the extent such rights, options or warrants are not so distributed, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the Ex-Dividend Date for the distribution of such rights, options or warrants not occurred.

For purposes of this Section 8(G)(i)(2), in determining whether any rights, options or warrants entitle holders of Common Shares to subscribe for or purchase Common Shares at a price per share that is less than the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration the Company receives for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by the Board of Directors in good faith.

(3) Spin-Offs and Other Distributed Property.

(a) Distributions Other than Spin-Offs. If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets or property of the Company, or rights, options or warrants to acquire Capital Stock of the Company or other securities, to all or substantially all holders of the Common Shares, excluding:

(v) dividends, distributions, rights, options or warrants for which an adjustment to the Conversion Rate is required pursuant to Section 8(G)(i)(1) or Section 8(G)(i)(2);

(w) dividends or distributions paid exclusively in cash for which an adjustment to the Conversion Rate is required pursuant to Section 8(G)(i)(4);

(x) rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided in Section 8(G)(v);

(y) Spin-Offs for which an adjustment to the Conversion Rate is required pursuant to Section 8(G)(i)(3)(b); and

(z) a distribution solely pursuant to a Common Shares Change Event, as to which Section 8(J) will apply,

then the Conversion Rate will be increased based on the following formula:

where:

CR0 =	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such distribution;

CR1 =	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP =	the average of the Last Reported Sale Prices per Common Share for the ten (10) consecutive Trading Days ending on, and including, the Trading Day immediately before such Ex-Dividend Date; and

FMV =

the fair market value (as determined by the Board of Directors in good faith), as of such Ex-Dividend Date, of the shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per Common Share pursuant to such distribution;

provided, however, that if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, the Holder will receive, for each $1,000 Principal Amount of this Note held by this Holder on the record date for such distribution, at the same time and on the same terms as holders of Common Shares, the amount and kind of shares of Capital Stock, evidences of indebtedness, assets, property, rights, options or warrants that such Holder would have received if such Holder had owned, on such record date, a number of Common Shares equal to the Conversion Rate in effect on such record date.

To the extent such distribution is not so paid or made, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(b) Spin-Offs. If the Company distributes or dividends shares of Capital Stock of any class or series, or similar equity interest, of or relating to an Affiliate, a Subsidiary or other business unit of the Company to all or substantially all holders of the Common Shares (other than solely pursuant to a Common Shares Change Event, as to which Section 8(J) will apply), and such Capital Stock or equity interest is listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “Spin-Off”), then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such Spin-Off;

CR1	=	the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

FMV	=

the product of (x) the average of the Last Reported Sale Prices per share or unit of the Capital Stock or equity interests distributed in such Spin-Off over the ten (10) consecutive Trading Day period (the “Spin-Off Valuation Period”) beginning on, and including, such Ex-Dividend Date (such average to be determined as if references to Common Shares in the definitions of Last Reported Sale Price, Trading Day and Market Disruption Event were instead references to such Capital Stock or equity interests); and (y) the number of shares or units of such Capital Stock or equity interests distributed per Common Share in such Spin-Off; and

SP	=	the average of the Last Reported Sale Prices per Common Share for each Trading Day in the Spin-Off Valuation Period.

The adjustment to the Conversion Rate pursuant to this Section 8(G)(i)(3)(b) will be calculated as of the Close of Business on the last Trading Day of the Spin-Off Valuation Period but will be given effect immediately after the Open of Business on the Ex-Dividend Date for the Spin-Off, with retroactive effect. If a Note is converted and the Conversion Date occurs during the Spin-Off Valuation Period, then, notwithstanding anything to the contrary in this Note, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last day of the Spin-Off Valuation Period.

To the extent any dividend or distribution of the type set forth in this Section 8(G)(i)(3)(b) is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(4) Cash Dividends (Other than in the Ordinary Course) or Distributions. If any cash dividend or distribution is made to all or substantially all holders of Common Shares, then the Conversion Rate will be increased based on the following formula:

where:

CR0	= the Conversion Rate in effect immediately before the Open of Business on the Ex-Dividend Date for such dividend or distribution;

CR1	= the Conversion Rate in effect immediately after the Open of Business on such Ex-Dividend Date;

SP	= the Last Reported Sale Price per Common Share on the Trading Day immediately before such Ex-Dividend Date; and

D	= the cash amount distributed per Common Share in such dividend or distribution;

provided, however, that if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the Conversion Rate, the Holder will receive, for each $1,000 Principal Amount of this Note held by the Holder on the record date for such dividend or distribution, at the same time and on the same terms as holders of Common Shares, the amount of cash that such Holder would have received if such Holder had owned, on such record date, a number of Common Shares equal to the Conversion Rate in effect on such record date.

To the extent such dividend or distribution is declared but not made or paid, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(5) Tender Offers or Exchange Offers. If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Shares (other than solely pursuant to an odd-lot tender offer pursuant to Rule 13e-4(h)(5)

under the Exchange Act), and the value (determined as of the Expiration Time by the Board of Directors in good faith) of the cash and other consideration paid per Common Share in such tender or exchange offer exceeds the Last Reported Sale Price per Common Share on the Trading Day immediately after the last date (the “Expiration Date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then the Conversion Rate will be increased based on the following formula:

where:

CR0	=	the Conversion Rate in effect immediately before the time (the “Expiration Time”) such tender or exchange offer expires;

CR1	=	the Conversion Rate in effect immediately after the Expiration Time;

AC	=

the aggregate value (determined as of the Expiration Time by the Board of Directors in good faith) of all cash and other consideration paid for Common Shares purchased or exchanged in such tender or exchange offer;

OS0	=	the number of Common Shares outstanding immediately before the Expiration Time (including all Common Shares accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Common Shares outstanding immediately after the Expiration Time (excluding all Common Shares accepted for purchase or exchange in such tender or exchange offer); and

SP	=

the average of the Last Reported Sale Prices per Common Share over the ten (10) consecutive Trading Day period (the “Tender/Exchange Offer Valuation Period”) beginning on, and including, the Trading Day immediately after the Expiration Date;

provided, however, that the Conversion Rate will in no event be adjusted down pursuant to this Section 8(G)(i)(5), except to the extent provided in the immediately following paragraph. The adjustment to the Conversion Rate pursuant to this Section 8(G)(i)(5) will be calculated as of the Close of Business on the last Trading Day of the Tender/Exchange Offer Valuation Period but will be given effect immediately after the Expiration Time, with retroactive effect. If a Note is converted and the Conversion Date occurs on the Expiration Date or during the Tender/Exchange Offer Valuation Period, then, notwithstanding anything to the contrary in this Note, the Company will, if necessary, delay the settlement of such conversion until the second (2nd) Business Day after the last day of the

Tender/Exchange Offer Valuation Period.

To the extent such tender or exchange offer is announced but not consummated (including as a result of the Company being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of Common Shares in such tender or exchange offer are rescinded, the Conversion Rate will be readjusted to the Conversion Rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of Common Shares, if any, actually made, and not rescinded, in such tender or exchange offer.

(ii) No Adjustments in Certain Cases.

(1) Where the Holder Participates in the Transaction or Event Without Conversion. Notwithstanding anything to the contrary in Section 8(G)(i), the Company will not be obligated to adjust the Conversion Rate on account of a transaction or other event otherwise requiring an adjustment pursuant to Section 8(G)(i) (other than a stock split or combination of the type set forth in Section 8(G)(i)(1) or a tender or exchange offer of the type set forth in Section 8(G)(i)(5)) if the Holder participates, at the same time and on the same terms as holders of Common Shares, and solely by virtue of being the Holder of this Note, in such transaction or event without having to convert this Note and as if the Holder held a number of Common Shares equal to the product of (i) the Conversion Rate in effect on the related record date; and (ii) the aggregate Principal Amount (expressed in thousands) of this Note held by this Holder on such date. Any such participation will be subject to the prior approval of the TSX.

(2) Certain Events. The Company will not adjust the Conversion Rate except as provided in Section 8(G), Section 8(H) or Section 8(I). Without limiting the foregoing, the Company will not adjust the Conversion Rate on account of:

(a) the sale of Common Shares, even if the purchase price is less than the market price per share of the Common Shares or less than the Conversion Price;

(b) the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Common Shares under any such plan;

(c) the issuance of any Common Shares, restricted stock, or options or rights to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, the Company or any of its Subsidiaries;

(d) the issuance of any Common Shares pursuant to any option, warrant, right or convertible or exchangeable security of the Company outstanding as of the Issue Date (other than an adjustment pursuant to Section 8(G)(i)(3)(a) in connection with the separation of rights under the

Company’s stockholder rights plan existing, if any, as of the Issue Date);

(e) solely a change in the par value of the Common Shares; or

(f) accrued and unpaid interest, if any, on this Note.

(iii) Adjustments Not Yet Effective. Notwithstanding anything to the contrary in this Note, if:

(1) this Note is to be converted;

(2) the record date, effective date or Expiration Time for any event that requires an adjustment to the Conversion Rate pursuant to Section 8(G)(i) has occurred on or before the Conversion Date for such conversion, but an adjustment to the Conversion Rate for such event has not yet become effective as of such Conversion Date;

(3) the Conversion Consideration due upon such conversion includes any whole Common Shares; and

(4) such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, the Company will, without duplication, give effect to such adjustment on such Conversion Date. In such case, if the date on which the Company is otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then the Company will delay the settlement of such conversion until the second (2nd) Business Day after such first date.

(iv) Conversion Rate Adjustments where the Converting Holder Participates in the Relevant Transaction or Event. Notwithstanding anything to the contrary in this Note, if:

(1) a Conversion Rate adjustment for any dividend or distribution becomes effective on any Ex-Dividend Date pursuant to Section 8(G)(i);

(2) a Note is to be converted;

(3) the Conversion Date for such conversion occurs on or after such Ex-Dividend Date and on or before the related record date;

(4) the Conversion Consideration due upon such conversion includes any whole Common Shares based on a Conversion Rate that is adjusted for such dividend or distribution; and

(5) such shares would be entitled to participate in such dividend or distribution (including pursuant to Section 8(C)(ii)),

then (x) such Conversion Rate adjustment will not be given effect for such conversion; (y) the Common Shares issuable upon such conversion based on such unadjusted Conversion Rate will not be entitled to participate in such dividend or distribution; and (z) there will be added, to the Conversion Consideration otherwise due upon such conversion, the same kind and amount of consideration that would have been delivered in such dividend or distribution with respect to such Common Shares had such shares been entitled to participate in such dividend or distribution.

(v) Stockholder Rights Plans. If any Common Shares are to be issued upon conversion of any Note and, at the time of such conversion, the Company has in effect any stockholder rights plan, then the Holder of such Note will be entitled to receive, in addition to, and concurrently with the delivery of, the Conversion Consideration otherwise payable under this Note upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from the Common Shares at such time, in which case, and only in such case, the Conversion Rate will be adjusted pursuant to Section 8(G)(i)(3)(a) on account of such separation as if, at the time of such separation, the Company had made a distribution of the type referred to in such Section to all holders of the Common Shares, subject to readjustment in accordance with such Section if such rights expire, terminate or are redeemed.

(vi) Limitation on Effecting Transactions Resulting in Adjustments. The Company will not engage in or be a party to any transaction or event that would (without respect to TSX’s right to approve adjustments) require the Conversion Rate to be adjusted (x) pursuant to this Section 8(G) without the prior consent of the Holder, which the Holder may grant or withhold in its sole discretion or (y) pursuant to Section 8(H) or Section 8(I) to an amount that would result in the Conversion Price per Common Share being less than the par value per Common Share.

(vii) Equitable Adjustments to Prices. Whenever any provision of this Note requires the Company to calculate the average of the Last Reported Sale Prices, or any function thereof, over a period of multiple days (including to calculate an adjustment to the Conversion Rate), the Company will make proportionate adjustments, if any, to such calculations to account for any adjustment to the Conversion Rate pursuant to Section 8(G)(i) that becomes effective, or any event requiring such an adjustment to the Conversion Rate where the Ex-Dividend Date or effective date, as applicable, of such event occurs, at any time during such period.

(viii) Calculation of Number of Outstanding Shares of Common Shares. For purposes of this Section 8(G), the number of Common Shares outstanding at any time will (i) include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares; and (ii) exclude Common Shares held in the Company’s treasury (unless the Company pays any dividend or makes any distribution on Common Shares held in its treasury).

(ix) Calculations. All calculations with respect to the Conversion Rate and adjustments thereto will be made to the nearest 1/10,000th of a Common Share (with 5/100,000ths rounded upward).

(x) Notice of Conversion Rate Adjustments. Upon the effectiveness of any adjustment to the Conversion Rate pursuant to Section 8(G)(i), the Company will promptly send notice to the Holder containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the Conversion Rate in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

(H) Voluntary Adjustments.

(i) Generally. To the extent permitted by law and applicable stock exchange rules, the Company, from time to time, may (but is not required to) increase the Conversion Rate by any amount if (i) the Board of Directors determines in good faith that such increase is either (x) in the best interest of the Company; or (y) advisable to avoid or diminish any income tax imposed on holders of Common Shares or rights to purchase Common Shares as a result of any dividend or distribution of shares (or rights to acquire shares) of Common Shares or any similar event; and (ii) such increase is irrevocable. The Company and the Holder agree that any such voluntary adjustment to the Conversion Rate and any conversion of any portion of the Note based upon any such voluntary adjustment shall not constitute material non-public information with respect to the Company.

(ii) Notice of Voluntary Increases. If the Board of Directors determines to increase the Conversion Rate pursuant to Section 8(H)(i), then, no later than the first Business Day following such determination, the Company will send notice to the Holder of such increase, the amount thereof and the period during which such increase will be in effect.

(I) Adjustments to the Conversion Rate in Connection with an Event of Default. If an Event of Default occurs and the Conversion Date for the conversion of a Note occurs during the related Event of Default Conversion Period, then the Conversion Rate applicable to such conversion will be increased by a number of shares equal to the Event of Default Additional Shares.

(J) Effect of Certain Recapitalizations, Reclassifications, Consolidations, Mergers and Sales.

(i) Generally. If there occurs:

(1) recapitalization, reclassification or change of the Common Shares (other than (x) changes solely resulting from a subdivision or combination of the Common Shares, (y) a change only in par value or from par value to no par value or no par value to par value and (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities);

(2) consolidation, merger, combination or binding or statutory share exchange involving the Company;

(3) sale, lease or other transfer of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person; or

(4) other similar event,

and, in each case, as a result of such occurrence, the Common Shares are converted into, or is exchanged for, or represents solely the right to receive, other securities or other property (including cash or any combination of the foregoing) (such an event, a “Common Shares Change Event,” and such other securities or other property, the “Reference Property,” and the amount and kind of Reference Property that a holder of one (1) share of Common Shares would be entitled to receive on account of such Common Shares Change Event (without giving effect to any arrangement not to issue fractional shares of securities or other property), a “Reference Property Unit”), then, notwithstanding anything to the contrary in this Note, at the effective time of such Common Shares Change Event, (x) the Conversion Consideration due upon conversion of any Note will be determined in the same manner as if each reference to any number of Common Shares in this Section 8 (or in any related definitions) were instead a reference to the same number of Reference Property Units; (y) for purposes of Section 8(A), each reference to any number of Common Shares in such Section (or in any related definitions) will instead be deemed to be a reference to the same number of Reference Property Units; and (z) for purposes of the definition of “Fundamental Change,” the term “Common Shares” and “common equity” will be deemed to mean the common equity, if any, forming part of such Reference Property. For these purposes, (I) the Daily VWAP of any Reference Property Unit or portion thereof that consists of a class of common equity securities will be determined by reference to the definition of “Daily VWAP,” substituting, if applicable, the Bloomberg page for such class of securities in such definition; and (II) the Daily VWAP of any Reference Property Unit or portion thereof that does not consist of a class of common equity securities, and the Last Reported Sale Price of any Reference Property Unit or portion thereof that does not consist of a class of securities, will be the fair value of such Reference Property Unit or portion thereof, as applicable, determined in good faith by the Company (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the Reference Property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the Reference Property Unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per Common Share, by the holders of Common Shares. The Company will notify the Holder of such weighted average as soon as practicable after such determination is made.

At or before the effective date of such Common Shares Change Event, the Company and the resulting, surviving or transferee Person (if not the Company) of such Common Shares Change Event (the “Successor Person”) will execute and deliver such instruments or agreements that (x) provides for subsequent conversions of this Note in the manner set forth in this Section 8(J); (y) provides for subsequent adjustments to the Conversion Rate pursuant to Section 8(G), Section 8(H) and Section 8(I) in a manner consistent with this Section 8(J); and (z) contains such other provisions as the Company reasonably determines are appropriate to preserve the economic interests of the Holder and to give effect to the provisions of this Section 8(J). If the Reference Property includes shares of stock or other securities or assets of a Person other than the Successor Person, then such other Person will also execute such instruments or agreements and such instruments or agreements will contain such additional provisions the Company reasonably determines are appropriate to preserve the economic interests of the Holder.

(ii) Notice of Common Shares Change Events. As soon as practicable after learning the anticipated or actual effective date of any Common Shares Change Event, the Company will provide written notice to the Holder of such Common Shares Change Event, including a brief description of such Common Shares Change Event, its anticipated effective date and a brief description of the anticipated change in the conversion right of this Note.

(iii) Compliance Covenant. The Company will not become a party to any Common Shares Change Event unless its terms are consistent with this Section 8(J).

(K) Pre-Emptive Right.

(i) In connection with any Distribution, the Holder shall have the right, but not the obligation (the “Pre-Emptive Right”), exercisable in accordance with Section 8(K)(iii), to directly, or indirectly through an Affiliate, subscribe for up to an aggregate number of Distributed Securities, on the same terms and conditions as all other participants in the Distribution (including the same price but, in each case, excluding any underwriting commissions and discounts, to the extent not payable by the Company in relation to the securities issued on the exercise of the Pre-Emptive Right, it being agreed that the Company shall use its commercially reasonable efforts to have such charges not apply to the Holder), mutatis mutandis, determined in accordance with the following formula:

A = B X C

For purposes of the foregoing formula, the following definitions shall apply:

A	means the aggregate number of Distributed Securities for which the Holder has the right to subscribe pursuant to the Pre-Emptive Right, expressed as a positive number;

B

means the Ownership Percentage of the Holder, calculated as of immediately prior to the closing of the Distribution (for greater certainty, expressed for purposes of this formula as a number – e.g., 19.9% shall be expressed as 0.1999); and

C	means the aggregate number of Distributed Securities to be issued in connection with the Distribution, expressed as a positive number.

(ii) The Company shall deliver to the Holder a notice in writing, as soon as practicable following a determination by the Company to effect a Distribution and in no event less than 15 Business Days prior to closing of any proposed Distribution (a “Distribution Notice”), which Distribution Notice shall: (a) specify the total number and type of Distributed Securities which are being offered in the Distribution, to the extent known; (b) specify the rights, privileges, restrictions, terms and conditions of such Distributed Securities; (c) specify the price at which the Distributed Securities are being offered in the Distribution and any other material terms, to the extent known; (d) to the extent known, specify the maximum number of Distributed Securities for which the Holder has the right to subscribe pursuant to Section 8(K)(i) and the aggregate subscription price therefor; (e) specify the date (which shall not be less than 15 Business Days after the date on which the Distribution Notice is delivered) on which the Distribution is to be completed; (f) state the reasons for the issuance of the Distributed Securities; and (g) specify the resulting dilution to the Holder if pre-emptive rights are not exercised, to the extent known.

(iii) The Holder may elect to subscribe for up to such number of Distributable Securities as is calculated under Section 8(K)(i) by delivering a written subscription notice to the Company (the “Pre-Emptive Right Subscription Notice”) within five Business Days after receipt of a Distribution Notice pursuant to Section 8(K)(ii), setting out the number of Distributed Securities for which the Holder and/or its Affiliates wish to subscribe and the aggregate price therefor.

(iv) In the event that the Company expects to complete the applicable Distribution and the Holder has delivered a Pre-Emptive Right Subscription Notice, no later than two Business Days prior to the expected closing date thereof, the Company shall deliver a written notice to the Holder confirming: (a) the expected closing date thereof; and (b) the number of Distributed Securities allocated to the Holder and the aggregate subscription price therefor. The Holder shall or shall cause, on or prior to the closing date of the Distribution, deliver or cause to be delivered to the Company (or as the Company may otherwise direct) a certified cheque, bank draft or wire transfer of immediately available funds in the amount of the aggregate subscription price for the Distributed Securities allocated to the Holder, and the Company shall issue, or shall cause the issuance of, such Distributed Securities as directed by the Holder to the Holder or an Affiliate of the Holder, concurrently with the closing of the Distribution and in any event no later than 60 days following closing of the Distribution.

(L) Top-Up Right.

(i) In connection with any Top-Up Distribution, the Holder shall have the right, but not the obligation (the “Top-Up Right”), exercisable in accordance with Section 8(L)(iii), to directly, or indirectly through an Affiliate, subscribe for up to an aggregate number of Top Up Distributed Shares on the same terms and conditions as all other participants in the Top-Up Distribution (including for any Top-Up Distribution (other than Designated ELOC Common Shares and/or ATM Shares), at the lower of (A) the same price as utilized in the Top-Up Distribution, and (B) the price at the end of the relevant quarter less the maximum discounted permitted by the rules of the TSX), mutatis mutandis, determined in accordance with the following formula:

A = [B / (1 – C)] – B

For purposes of the foregoing formula, the following definitions shall apply:

A	means the aggregate number of Top-Up Distributed Securities for which the Holder has the right to subscribe pursuant to the Top-Up Right, expressed as a positive number;

B	means the aggregate number of Top-Up Distributed Securities issued in connection with the Top-Up Distribution expressed as a positive number; and

C

means the Ownership Percentage of the Holder, calculated as of immediately prior to the closing of the Top-Up Distribution (for greater certainty, expressed for purposes of this formula as a number – e.g., 19.9% shall be expressed as 0.1999).

(ii) Concurrently with and, in any event, no later than two Business Days following:

(1) the end of each of the Company’s fiscal quarters; or

(2) if the Holder’s Ownership Percentage is reduced by more than 1% in the aggregate solely as a result of one or more Top-Up Distributions contemplated in Section 8(L)(i) that have been completed since the end of the most recent fiscal quarter, the closing of the most recent Top-Up Distribution; or

(3) if applicable securities laws (including Canadian Securities Laws) do not permit the exercise in full of the Top-Up Right until the passage of a prescribed period of time, the later of: (i) the time implied by (1) and (2) above; and (ii) 20 Business Days prior to the expiry of such prescribed period of time, as applicable, the Company shall deliver to the Holder a notice (“Top-Up Notice”), which Top-Up Notice shall: (A) specify the total number and type of Top-Up Distributable Securities which were issued in connection with the Top-Up Distribution; (B) specify the rights, privileges, restrictions, terms and conditions of such Top-Up Distributable Securities; (C) specify the price at which such Top-Up Distributable Securities were issued; (D) specify the maximum number of Top-Up Distributable Securities for which the Holder has the right to subscribe pursuant to Section 8(L)(i) and the aggregate subscription price therefor; (E) in the case of a Top-Up Distribution, state with reasonable supporting details the specific clause of the definition of “Top-Up Distribution” hereunder applicable thereto; and (F) specify the resulting dilution to the Holder if top-up rights are not exercised.

(iii) The Holder shall have the right, exercisable by the Holder within 90 days after receipt of a Top-Up Notice pursuant to Section 8(L)(ii), by delivering a subscription notice to the Company (the “Top-Up Right Subscription Notice”) setting out: (a) the number of Top-Up Distributable Securities for which the Holder and/or its Affiliates wish to subscribe; and (b) the desired closing date for the issuance of such Top-Up Distributable Securities (which date shall not be earlier than five Business Days after receipt by the Company of the Top-Up Right Subscription Notice and not earlier than, if applicable, the passage of the prescribed period of time referenced in Section 8(L)(ii)).

(iv) On or prior to the desired closing date for the issuance of the Top-Up Distributable Securities set out in the Top-Up Right Subscription Notice, The Holder shall deliver or cause to be delivered to the Company (or as the Company may otherwise direct) a certified cheque, bank draft or wire transfer of immediately available funds in the amount of the aggregate subscription price in respect of such Top-Up Distributable Securities, and the Company shall issue, or shall cause the issuance of, such Top-Up Distributable Securities as directed by the Holder to the Holder or an Affiliate of the Holder, on the desired closing date for such issuance as set out in the Top-Up Right Subscription Notice.

(v) For greater certainty, the provisions of paragraphs (i) to (iv) of this Section 8(L) shall apply to a Top-Up Distribution that is either a distribution or issuance of Designated ELOC Common Shares or ATM Shares, but except for the pricing provisions of paragraph (i), which shall not apply to a Top-Up Distribution that is either a distribution or issuance of Designated ELOC Common Shares or ATM Shares. With respect to any such Top-Up Distribution that is either a distribution or issuance of Designated ELOC Common Shares or ATM Shares, the relevant Top-Up Notice shall, in addition to such other details required to be included therein pursuant to paragraph (ii) of this Section 8(L), also specify the volume weighted average price of all Designated ELOC Common Shares or ATM Shares, as applicable, issued and sold by the Company during its last fiscal quarter and the Holder’s Top-Up Right with respect thereto shall be exercisable at a price per Common Share equal to the foregoing volume weighted average price of all Designated ELOC Common Shares or ATM Shares, as applicable, so issued during the quarter and as so stated in the Top-Up Notice.

(M) Required Approvals.

(i) In the event that the approval of the TSX, any governmental authority or other applicable stock exchange on which the Company’s Common Shares are then listed, is required in connection with (1) any exercise by the Holder of the Pre-Emptive Right or the Top-Up Right, or (2) any issuance of securities by the Company to the Holder pursuant thereto, the Company shall use its best efforts to obtain any such approval as promptly as practicable.

Section 9. AFFIRMATIVE AND NEGATIVE COVENANTS.

(A) Stay, Extension and Usury Laws. To the extent that it may lawfully do so, the Company (A) agrees that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law (wherever or whenever enacted or in force) that would prohibit or forgive the Company from paying all or any portion of the principal of the Note or may affect the covenants or the performance of this Note; and (B) expressly waives all benefits or advantages of any such law and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power granted to the Holder by this Note, but will suffer and permit the execution of every such power as though no such law has been enacted.

(B) Corporate Existence. Subject to Section 10, the Company will cause to preserve and keep in full force and effect:

(i) its corporate existence and the corporate existence of its Subsidiaries in accordance with the organizational documents of the Company or its Subsidiaries, as applicable; and

(ii) the rights (charter and statutory), licenses and franchises of the Company and its Subsidiaries;

provided, however, that the Company need not preserve or keep in full force and effect any such rights (charter and statutory), license or franchise or existence of any of its Subsidiaries if the Board of Directors determines in good faith that (x) the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole; and (y) the loss thereof is not, individually or in the aggregate, materially adverse to the Company; and provided further, that any Subsidiary may merge into, amalgamate or consolidate with any other Subsidiary and any Subsidiary may liquidate or dissolve if all of its property passes to the Company or another Subsidiary.

(C) Ranking. All payments due under this Note (i) shall rank pari passu with all Other Notes and (ii) shall rank senior to all other indebtedness of the Company.

(D) Indebtedness; Amendments to Indebtedness. The Company shall not and shall not permit any Subsidiary to without the prior written consent of the Holder: (a) create, incur, assume, guarantee or be or remain liable with respect to any Indebtedness, other than Permitted Indebtedness; (b) prepay any Indebtedness except for (i) by the conversion of Indebtedness into equity securities (other than Disqualified Stock) and the payment of cash in lieu of fractional shares in connection with such conversion, and (ii) a refinancing of the entire amount of such Indebtedness which does not impose materially more burdensome terms upon the Company or its Subsidiaries than exist in such Indebtedness prior to such refinancing, but with a maturity date which is later than one hundred eighty-one (181) days following the Maturity Date; or (c) amend or modify any documents or notes evidencing any Indebtedness in any manner which shortens the maturity date or any amortization, redemption or interest payment date thereof or otherwise imposes materially more burdensome terms upon the Company or its Subsidiaries than exist in such Indebtedness prior to such amendment or modification without the prior written consent of Holder. The Company shall not and shall not permit any Subsidiary to incur any Indebtedness that would cause a breach or Default under the Notes or prohibit or restrict the performance of any of the Company’s or its Subsidiaries’ obligations under the Notes, including without limitation, the payment of interest and principal thereon.

(E) Change of Control. The Company shall not be permitted to complete any Change of Control without the prior written consent of the Holder unless the price per share paid in connection with such Change of Control exceeds the Conversion Price at that time multiplied by 130% or, if such Change of Control consists of the sale of all or substantially all of the consolidated assets of the Company, the proceeds of such sale, if distributed to the shareholders of the Company, on a per share basis, exceeds the Conversion Price at that time multiplied by 130%, in which case the prior written consent of the Holder shall not be required.

(F) Consolidations, Conversions or Mergers. Except as permitted pursuant to Section 9(E), the Company shall not be permitted to do any of the following: (a) convert its status as a type of Person (e.g., corporation, limited liability company, partnership) or the jurisdiction in which it is organized, formed or created, unless it shall have provided thirty (30) days prior written notice to the Collateral Agent; (b) consummate a statutory division, merge or consolidate with or into, any Person; (c) convey, transfer, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or substantially all of the assets (whether now owned or hereafter acquired) of any Subsidiary (taken as a whole) to or in favour of any Person other than another Subsidiary; or (d) liquidate, wind-up or dissolve any Subsidiary.

(G) No Prepayment of Notes. The Company will not be permitted to redeem or repay the Note prior to the Maturity Date without the prior written consent of the Holder.

(H) Liens. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien of any kind on any asset now owned or hereafter acquired, except Permitted Liens.

(I) Investments. The Company shall not directly or indirectly acquire or own, or make any Investment in or to any Person, or permit any of its Subsidiaries so to do, other than Permitted Investments; provided that the Company may not make any Investment (including a Permitted Investment) or permit any of its Subsidiaries to make any Investment (including a Permitted Investment) if (i) any Event of Default has occurred or (ii) any event or circumstance has occurred and is continuing which, with the giving of notice or passage of time or both, could constitute an Event of Default.

(J) Distributions. The Company shall not, and shall not allow any Subsidiary to, without the Holder’s prior written consent, not to be unreasonably withheld (a) repurchase or redeem any class of stock or other Equity Interest other than pursuant to employee, director or consultant repurchase plans or other similar agreements provided under plans approved by the Board of Directors; provided, however, in each case the repurchase or redemption price does not exceed the original consideration paid for such stock or Equity Interest; provided further, that the Company or any Subsidiary may repurchase, receive via forfeiture, withhold or transfer any class of stock or other Equity Interest pursuant to a net exercise of an Equity Right or other convertible security to cover the payment of the exercise price or the payment of withholding taxes associated with the exercise or vesting of equity awards under any equity compensation plan of the Company or repurchases of Common Shares, Equity Right or other convertible security upon an employee’s, contractor’s or consultant’s termination of services, or (b) declare or pay any cash dividend or make a cash distribution on any class of stock or other Equity Interest, except that a Subsidiary may pay dividends or make distributions to the Company or a parent company that is a direct or indirect Wholly Owned Subsidiary of the Company, or (c) lend money to any employees, officers or directors (except as permitted under clause (F) of the definition of Permitted Investment), or guarantee the payment of any such loans granted by a third party in excess of fifty thousand dollars ($50,000) in the aggregate or (d) waive, release or forgive any Indebtedness owed by any employees, officers or directors in excess of fifty thousand dollars ($50,000) in the aggregate.

(K) Asset Dispositions. The Company shall not, and shall not allow any Subsidiary to, voluntarily or involuntarily transfer, sell, lease, license, lend or in any other manner convey any equitable, beneficial or legal interest in any of the assets of the Company or any of its Subsidiaries, without the prior written consent of the Holder, except for Permitted Asset Dispositions. In respect of any Permitted Asset Dispositions or any other disposition (including, without limitation, any potential sale or liquidation of the Company’s equity interest in Truss CBD USA), the Company shall apply the proceeds therefrom to pay down the outstanding balance of the Principal Amount if and to the extent required by the Holder (in its sole discretion).

(L) Taxes. The Company and its Subsidiaries shall pay when due all taxes, fees or other charges of any nature whatsoever (together with any related interest or penalties) now or hereafter imposed or assessed against the Company and its Subsidiaries or their respective assets or upon their ownership, possession, use, operation or disposition thereof or upon their rents, receipts or earnings arising therefrom (except where the failure to pay would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). The Company and its Subsidiaries shall file on or before the due date therefor all personal property tax returns (except where the failure to file would not, individually or in the aggregate, have a material effect on the Company or any of its Subsidiaries). Notwithstanding the foregoing, the Company and its Subsidiaries may contest, in good faith and by appropriate proceedings, taxes for which they maintain adequate reserves therefor in accordance with IFRS.

(M) Minimum Liquidity. The Company shall at all times maintain Unrestricted Cash in an amount equal to or greater than $20,000,000, provided that if at any time the Company fails to maintain Unrestricted Cash in an amount equal to or greater than $20,000,000, the Company shall be entitled to cure such failure and shall not be in default of this covenant if it ensures, within 30 days thereafter, that the amount of its Unrestricted Cash is equal to or greater than $20,000,000, provided further that the Company shall be entitled to cure such default only one time during the term of this Note.

(N) Adjusted EBITDA. As of the last day of each three-month period starting with the three-month period ending April 30, 2023, the Company and its consolidated Subsidiaries shall have Adjusted EBITDA of not less than $1.00 for the three-month period ending on such day.

(O) Change in Nature of Business. The Company shall not, and the Company shall cause each of its Subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its Subsidiaries on the Issue Date or any business substantially related or incidental thereto. For greater certainty, neither the Company nor its Subsidiaries shall be restricted from expanding their business through the introduction of new products, geographic expansion, or Permitted Investments as long as such expanded business is substantially related or incidental to the business conducted by the Company and each of its Subsidiaries on the Issue Date and is not in contravention of applicable law.

(P) Change in Structure. The Company shall not, and shall cause the Subsidiaries not to, amend, modify or restate any of its organizational documents in any manner that materially and adversely affects the Holder’s interests, and any amendment, modification or restatement of such organizational documents shall be made in good faith and for a bona fide business or corporate governance purpose.

(Q) Reporting Status. The Company shall timely file all reports required to be filed with the CSA and with the SEC pursuant to the Exchange Act (reports filed in compliance with the time period specified in Rule 12b-25 promulgated under the Exchange Act shall be considered timely for this purpose), and the Company shall not terminate its status as a “reporting issuer” in each of the provinces and territories of Canada within the meaning of Canadian Securities Laws or as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

(R) Accounting Changes; Fiscal Year. The Company shall use reasonable commercial efforts to convert the accounting standards it uses to prepare its financial statements to generally accepted accounting standards used by public company issuers in the United Stated of America (i.e. U.S. GAAP) as at and for the financial year ended July 31, 2023, provided that the Company shall be required to have converted to U.S. GAAP for all reporting periods of the Company beginning August 1, 2023. Except as provided in the immediately preceding sentence, the Company shall not make any material change in accounting treatment or reporting practices (except as required by IFRS or GAAP, as applicable), or change its fiscal year.

(S) Annual Budget. At least sixty (60) days prior to the commencement of each fiscal year of the Company, the Company shall deliver to the Holder the Company’s consolidated annual operating plans, operating and capital expenditure budgets and financial forecasts, and promptly following the preparation thereof, shall deliver to the Holder any updates to any of the foregoing from time to time prepared by management of the Company (such report, as amended, supplemented or otherwise modified, in each case, subject to the immediately following sentence, as approved by the board of directors of the Company, the “Annual Budget”). Each such Annual Budget, and any updates made thereto, shall be subject to the review and comment of the Holder. The Company shall provide each proposed Annual Budget to the Holder for its review and comment not less than 10 Business Days prior to submitting such proposed Annual Budget to the board of directors of the Company and shall ensure that the Holder shall have had the opportunity to review and comment on any Annual Budget prior to submitting such proposed Annual Budget to the board of directors of the Company for its approval. The Company shall operate its business and the business of its Subsidiaries in all material respects in accordance with the Annual Budgets,

(T) Maintenance of Properties, Etc. The Company shall maintain and preserve, and the Company shall cause each of its Subsidiaries to maintain and preserve, all of its properties which are necessary or material (as determined by the Company in good faith) to the conduct of its business in good working order and condition, ordinary wear and tear excepted, and comply at all times with the provisions of all leases to which it is a party as lessee or under which it occupies property, so as to prevent any loss or forfeiture thereof or thereunder, except where the failure to do so would not, individually or in the aggregate, have a material effect on the Company and the Subsidiaries taken as a whole.

(U) Maintenance of Intellectual Property. The Company will take, and the Company shall cause each of its Subsidiaries to take, all actions necessary or advisable to maintain all of the Intellectual Property Rights (as defined in the Transaction Agreement) of the Company or such Subsidiary that are necessary or material (as determined by the Company in good faith) to the conduct of its business in full force and effect, except where the failure to do so would not, individually or in the aggregate, have a material effect on the Company and the Subsidiaries taken as a whole.

(V) Maintenance of Insurance. The Company shall, and the Company shall cause each of its Subsidiaries to, maintain or cause to be maintained, with responsible and reputable insurance companies or associations, insurance with respect to their respective properties (including all real properties leased or owned by it) and business against such liabilities, casualties, risks and contingencies and in such types and amounts and with deductibles as is required by any governmental authority having jurisdiction with respect thereto or as are customary in the case of persons engaged in the same or similar businesses and similarly situated. Notwithstanding the foregoing, the Company and its Subsidiaries shall be entitled to maintain or cause to be maintained the Permitted Self-Insurance.

(W) Transactions with Affiliates. Neither the Company, nor any of its Subsidiaries, shall enter into, renew, extend or be a party to, any transaction or series of related transactions (including, without limitation, the purchase, sale, lease, transfer or exchange of property or assets of any kind or the rendering of services of any kind) with any affiliate (other than the Company or any of its Wholly Owned Subsidiaries), except (i) transactions for consideration and on terms no less favorable to it than would be obtainable in a comparable arm’s length transaction with a Person that is not an Affiliate thereof, and (ii) transactions with any Permitted Investment which is a joint venture with an arm’s length third party disclosed pursuant to the Transaction Agreement as of the date of the Transaction Agreement where the failure to complete the transaction or series of related transactions would result in the Company breaching or otherwise being in default under the terms of any shareholder, limited partnership, joint venture or similar agreement with such third party in respect of such Permitted Investment.

(X) Restricted Issuances. The Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than the Notes and, subject to the conditions specified in paragraph (A)(ii) of the definition of “Permitted Indebtedness”, the Other Notes) or (ii) issue any other securities where it would cause a breach or Default under the Notes or that by their terms would prohibit or restrict the performance of any of the Company’s or its Subsidiaries’ obligations under the Notes, including without limitation, the payment of interest and principal thereon.

(Y) Share Purchases. The Company shall not purchase, repurchase, redeem or otherwise acquire any Common Shares except with the prior written consent of the Holder.

(Z) Independent Investigation. At the request of the Holder at any time the Holder has determined in good faith that an Event of Default has occurred and is continuing but the Company has not timely agreed to such determination in writing, the Company shall hire an independent, reputable investment bank selected by the Company and approved by the Holder to investigate as to whether such Event of Default has occurred (the “Independent Investigator”). If the Independent Investigator determines that such Event of Default has occurred, the Independent Investigator shall notify the Company of such Event of Default and the Company shall deliver written notice to the Holder of such Event of Default. In connection with such investigation, the Independent Investigator may, during normal business hours and upon signing a confidentiality agreement in a form reasonably acceptable to the Company, inspect all contracts, books, records, personnel, offices and other facilities and properties of the Company and its Subsidiaries and, to the extent available to the Company after the Company uses reasonable efforts to obtain them, the records of its accountants (including the accountants’ work papers) and any books of account, records, reports and other papers not contractually required of the Company to be confidential or secret, or subject to attorney-client or other evidentiary privilege, and the Independent Investigator may make such copies and inspections thereof as the Independent Investigator may reasonably request. The Company shall furnish the Independent Investigator with such financial and operating data and other information with respect to the business and properties of the Company as the Independent Investigator may reasonably request. The Company shall permit the Independent Investigator to discuss the affairs, finances and accounts of the Company with, and to make proposals and furnish advice with respect thereto to, any of the Company’s officers, directors, key employees and independent public accountants (and by this provision the Company authorizes said accountants to discuss with such Independent Investigator the finances and affairs of the Company and any Subsidiaries; provided, that the Company’s chief executive officer and chief financial officer shall be invited to join any such discussion), all at such reasonable times, upon reasonable notice, and as often as may be reasonably requested.

(AA) Upon delivery by the Company to the Holder (or receipt by the Company from the Holder) of any notice in accordance with the terms of this Note, unless the Company has in good faith determined that the matters relating to such notice do not constitute material, non-public information relating to the Company or any of its Subsidiaries, the Company shall on or prior to 9:00 am, Toronto time on the Business Day immediately following such notice delivery date, publicly disclose such material, non-public information on a Form 6-K or otherwise. In the event that the Company believes that a notice contains material, non-public information relating to the Company or any of its Subsidiaries, the Company shall so indicate to the Holder explicitly in writing in such notice (or immediately upon receipt of notice from the Holder, as applicable), and in the absence of any such written indication in such notice (or notification from the Company immediately upon receipt of notice from the Holder), the Holder shall be entitled to presume that information contained in the notice does not constitute material, non-public information relating to the Company or any of its Subsidiaries. Nothing contained in this Section 9(AA) shall limit any obligations of the Company, or any rights of the Holder, under the Transaction Agreement.

(BB) The Company acknowledges and agrees that the Holder is not a fiduciary or agent of the Company, the Holder will not have any obligations hereunder except those obligations expressly set forth herein (and in the Transaction Agreement) and the Holder is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the Note and not as a fiduciary or agent of the Company. The Company agrees that it will not assert any claim against the Holder based on an alleged breach of fiduciary duty by the Holder in connection with the Note. Subject to the Holder’s compliance with applicable securities laws, the Company acknowledges that the Holder shall have no obligation to (a) maintain the confidentiality of any information provided by the Company or (b) refrain from trading any securities while in possession of such information in the absence of a written non-disclosure agreement signed by an officer of the Holder that explicitly provides for such confidentiality and trading restrictions. In the absence of such an executed, written non-disclosure agreement, the Company acknowledges that, subject to the Holder’s compliance with applicable securities laws, the Holder may freely trade in any securities issued by the Company, may possess and use any information provided by the Company in connection with such trading activity, and may disclose any such information to any third party.

(CC) The Company agrees that any Common Shares issued under this Note (whether upon conversion of this Note or otherwise), shall be, at the option of the Holder, either be (i) initially eligible for trading on an Eligible Exchange and bearing the Stock Exchange Official List identification code BMDCRJ4 or (ii) initially eligible for trading on the TSX and bearing Stock Exchange Daily Official List identification code BMDCRL6.

(DD) By no later than thirty (30) days following the Closing Date, the Company shall cause a title company reasonably acceptable to the Holder to issue a title insurance policy, in an amount of not less than two hundred ten million dollars ($210,000,000) and otherwise in form and substance reasonably satisfactory to the Holder, insuring that the Lien of the mortgage recorded against the Issuer’s property in Quebec, Canada, is for the benefit of the Holder and is senior to all Liens other than Permitted Liens.

(EE) Settlement of Litigation. The Company shall use best efforts to settle the litigation identified in Section 4.1(2) of the Disclosure Letter delivered in connection with the Transaction Agreement, such settlement to be on terms mutually agreeable to the Company and the Holder.

(FF) Truss CBD USA. The Company shall ensure that on the earliest date subsequent to the date hereof upon which any Equity Interest in Truss CBD USA held by the Company or any of its Subsidiaries may be pledged in connection herewith, the Company and each of its Subsidiaries which owns any Equity Interest in Truss CBD USA shall grant a fully-perfected, first-ranking Lien over all the Equity Interests that the Company and/or such Subsidiary owns in Truss CBD USA pursuant to a securities pledge agreement, in form and substance satisfactory to the Holder. Such securities pledge agreement shall be deemed to be a “Security Document”. At the same time, the Company shall deliver or cause to be delivered to the Holder: (a) the original certificates representing such Equity Interests together with an executed blank stock power transfer form (in the case of shares) and such other evidence or instrument (in the case of any other Equity Interest), (b) legal opinions in form and substance satisfactory to the Holder, (c) any and all approvals and consents that may be required in connection with the granting of such Lien and (d) such other resolutions, certificates, instruments and other evidence that the Holder may require.

(GG) For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 9 will apply to the Note in lieu of Article 9 of the Indenture, and such Article 9 of the Indenture will be deemed to be replaced with this Section 9 to the extent of such conflicts or inconsistencies, mutatis mutandis, and any provisions of Article 9 of the Indenture not specifically addressed or amended by this Section 9 shall continue to apply and control.

Section 10. SUCCESSORS.

The Company will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its Subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person, other than the Holder or any of its Affiliates (a “Business Combination Event”), unless:

(A) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Corporation”) duly organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any Province or Territory thereof that expressly assumes (by executing and delivering to the Holder, at or before the effective time of such Business Combination Event, a supplement to this Note, in form and substance satisfactory to the Holder) all of the Company’s obligations under this Note; and

(B) immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing.

At the effective time of any Business Combination Event, the Successor Corporation (if not the Company) will (a) succeed to, and may exercise every right and power of, the Company under this Note and (b) assume and be liable and responsible for all obligations of the Company under this Note with the same effect as if such Successor Corporation had been named as the Company in this Note, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under this Note.

Section 11. DEFAULTS AND REMEDIES

(A) Events of Default. “Event of Default” means the occurrence of any of the following:

(i) a default in the payment when due of the Principal Amount, Maturity Principal Amount, Fundamental Change Repurchase Price, or Forced Conversion Additional Payment, of this Note;

(ii) a default for two (2) Business Days in the payment when due of interest on this Note;

(iii) a default in the Company’s obligation to convert this Note in accordance with Section 8(A) through (J), inclusive, upon the exercise of the conversion right with respect thereto or upon Forced Conversion;

(iv) a default in the Company’s obligation to timely deliver a Fundamental Change Notice pursuant to Section 7(C), and such default continues for three (3) Business Days;

(v) any failure to timely deliver an Event of Default Notice or a certification that the Equity Conditions have been satisfied or a materially false or inaccurate certification as to whether any Event of Default has occurred or that the Equity Conditions have been satisfied;

(vi) a default in any of the Company’s obligations or agreements under this Note or the Transaction Documents (in each case, other than a default set forth in clauses (i)-(v) or (vii)-(xvii) of this Section 11(A)), or a breach of any representation or warranty in any material respect (other than representations or warranties subject to material adverse effect or materiality qualifications, which may not be breached in any respect) of any Transaction Document; provided, however, that if such default can be cured, then such default will not be an Event of Default unless the Company has failed to cure such default within ten (10) days after the earlier of knowledge thereof by the Company or notice thereof from the Holder;

(vii) any provision of any Transaction Document at any time for any reason (other than pursuant to the express terms thereof) ceases to be valid and binding on or enforceable against the Company or any of its Subsidiaries which are parties thereto, or the validity or enforceability thereof is contested, directly or indirectly, by the Company or any of its Subsidiaries, or a proceeding is commenced by the Company or any of its Subsidiaries or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof;

(viii) the Company fails to comply with any covenant set forth in Section 9(B), Section 9(D), Section 9(E), Section 9(F), Section 9(G) Section 9(H), Section 9(I), Section 9(J), Section 9(K), Section 9(N), Section 9(P), Section 9(Q) or Section 9(S) of this Note;

(ix) at any time, this Note or any Common Shares issuable upon conversion of this Note are not Freely Tradable;

(x) the suspension from trading or failure of the Common Shares to be trading or listed on an Eligible Exchange or the TSX for a period of three (3) consecutive Trading Days;

(xi) (i) the failure of the Company or any of its Subsidiaries to pay when due or within any applicable grace period any Indebtedness having an individual principal amount in excess of at least two hundred and fifty thousand dollars ($250,000) (or its foreign currency equivalent) in the aggregate of the Company or any of its Subsidiaries, whether such Indebtedness exists as of the Issue Date or is thereafter created, and whether such default has been waived for any period of time or is subsequently cured; or (ii) the occurrence of any breach or default under any terms or provisions of any other Indebtedness of at least one hundred thousand dollars ($100,000) (or its foreign currency equivalent) in the aggregate of the Company or any of its Subsidiaries, if the effect of such failure or occurrence is to cause or to permit the holder or holders of any such indebtedness, to cause, Indebtedness having an individual principal amount in excess of one hundred thousand dollars ($100,000) to become or be declared due prior to its stated maturity;

(xii) one or more final judgments, orders or awards (or any settlement of any litigation or other proceeding that, if breached, would result in a judgment, order or award) for the payment of at least two hundred and fifty thousand dollars ($250,000) (or its foreign currency equivalent) in the aggregate (excluding any amounts covered by insurance pursuant to which the insurer has been notified and has not denied coverage), is rendered against the Company or any of its Subsidiaries and remains unsatisfied and (i) enforcement proceedings shall have been commenced by any creditor upon any such judgment, order, award or settlement or (ii) there shall be a period of fifteen (15) consecutive Trading Days after entry thereof during which (A) a stay of enforcement thereof is not in effect or (B) the same is not vacated, discharged, stayed or bonded pending appeal;

(xiii) (A) the Company fails to timely file its interim reports on Form 6-K or its annual reports on Form 40-F with the Commission in the manner and within the time periods required by the Exchange Act and has not subsequently remedied such failure to timely file such reports), or (B) the Company withdraws or restates any such quarterly report or annual report previously filed with the Commission due to any material misstatement in its financial statements, or (C) fails to comply in all material respects with its continuous disclosure obligations under applicable Canadian Securities Laws;

(xiv) any Security Document shall for any reason fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority Lien on the Collateral, in each case, in favor of the Collateral Agent in accordance with the terms thereof, or any material provision of any Security Document shall at any time for any reason cease to be valid and binding on or enforceable against the Company or the validity or enforceability thereof shall be contested by any party thereto, or a proceeding shall be commenced by the Company or any governmental authority having jurisdiction over the Company, seeking to establish the invalidity or unenforceability thereof;

(xv) any material damage to, or loss, theft or destruction of, any Collateral (provided that any damage, loss, theft or destruction of the Collateral that reduces the value of such Collateral by five hundred thousand dollars ($500,000) or more shall be deemed to be material), whether or not insured, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, for more than fifteen (15) consecutive days, the cessation or substantial curtailment of revenue producing activities at any facility of the Company or any Subsidiary, if any such event or circumstance would reasonably be expected to have a Material Adverse Effect (as defined in the Transaction Agreement). For clarity, an Event of Default under this Section 11(A)(xv) will not require any curtailment of revenue;

(xvi) the Company or any of its Significant Subsidiaries, except as provided in Section 11 of the Disclosure Letter, pursuant to or within the meaning of any Bankruptcy Law, either:

(1) commences a voluntary case or proceeding;

(2) consents to the entry of an order for relief against it in an involuntary case or proceeding;

(3) consents to the appointment of a custodian of it or for any substantial part of its property;

(4) makes a general assignment for the benefit of its creditors;

(5) takes any comparable action under any analogous bankruptcy laws outside of the United States or Canada; or

(6) generally is not paying its debts as they become due,

(xvii) except as provided in Section 11 of the Disclosure Letter, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that either:

(1) is for relief against Company or any of its Significant Subsidiaries in an involuntary case or proceeding;

(2) appoints a custodian of the Company or any of its Significant Subsidiaries, or for any substantial part of the property of the Company or any of its Significant Subsidiaries;

(3) orders the winding up or liquidation of the Company or any of its Significant Subsidiaries; or

(4) grants any similar relief with respect to the Company or any of its Significant Subsidiaries under any foreign Bankruptcy Law,

and, in each case under this Section 11(A)(xvii), such order or decree remains unstayed and in effect for at least thirty (30) days; or

(xviii) failure of the Company to deliver an Annual Budget at least 60 days prior to the commencement of each fiscal year of the Company to the Holder pursuant to Section 9(S).

For the avoidance of doubt, this Section 11(A) will apply to the Note in lieu of Section 5.1 of the Indenture, and such Section 5.1 of the Indenture will be deemed to be replaced with this Section 11(A), mutatis mutandis.

(B) Acceleration.

(i) Automatic Acceleration in Certain Circumstances. If an Event of Default set forth in Section 11(A)(xvi) or (xvii) occurs with respect to the Company (and not solely with respect to a Significant Subsidiary of the Company), then the then outstanding portion of the Maturity Principal Amount of, and all accrued and unpaid interest, if any, on, this Note will immediately become due and payable without any further action or notice by any Person.

(ii) Optional Acceleration. If an Event of Default (other than an Event of Default set forth in Section 11(A)(xvi) or (xvii) with respect to the Company and not solely with respect to a Subsidiary of the Company) occurs and has not been waived by the Holder, then the Holder, by notice to the Company, may declare this Note (or any portion thereof) to become due and payable immediately for cash in an amount equal to the Event of Default Acceleration Amount.

(iii) Note Provisions Control. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 11(B) will apply to the Note in lieu of Section 5.2 of the Indenture, and such Section 5.2 of the Indenture will be deemed to be replaced with this Section 11(B) to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Section 5.2 of the Indenture not specifically addressed or amended by this Section 11(B) shall continue to apply and control.

(C) Notice of Events of Default. Promptly, but in no event later than two (2) Business Days after an Event of Default, the Company will provide written notice (which may be delivered via email) of such Event of Default to the Holder and to the Trustee (an “Event of Default Notice”), which Event of Default Notice shall include (i) a reasonable description of the applicable Event of Default, (ii) the date on which the Event of Default occurred and (iii) the date on which the Default underlying such Event of Default initially occurred, if different than the date on which the Event of Default occurred. For the avoidance of doubt, this Section 11(C) will apply to the Note in lieu of Section 6.1 of the Indenture, and such Section 6.1 of the Indenture will be deemed to be replaced with this Section 11(C), mutatis mutandis.

Section 12. RANKING.

The indebtedness represented by this Note will constitute the senior secured obligations of the Company.

Section 13. REPLACEMENT NOTES.

If the Holder of this Note claims that this Note has been mutilated, lost, destroyed or wrongfully taken, then the Company will issue, execute and deliver a replacement Note upon surrender to the Company of such mutilated Note, or upon delivery to the Company of evidence of such loss, destruction or wrongful taking reasonably satisfactory to the Company. In the case of a lost, destroyed or wrongfully taken Note, the Company and the Trustee may require the Holder to provide such security or an indemnity that is reasonably satisfactory to the Company and/or the Trustee, as applicable, to protect the Company and/or the Trustee from any loss that it may suffer if this Note is replaced. For the avoidance of doubt, this Section 13 will apply to the Note in lieu of Section 3.6 of the Indenture, and such Section 3.6 of the Indenture will be deemed to be replaced with this Section 13, mutatis mutandis.

Section 14. NOTICES.

Any notice or communication to the Company will be deemed to have been duly given if in writing and delivered in person or by first class mail (registered or certified, return receipt requested), electronic transmission (including e-mail) or other similar means of unsecured electronic communication or overnight air courier guaranteeing next day delivery, or to the other’s address, which initially is as follows:

HEXO Corp.

120 Chemin de la rive

Gatineau, Quebec

J8M 1V2, Canada

Attention: General Counsel

Email address: roch.vaillancourt@hexo.com

The Company, by notice to the Holder, may designate additional or different addresses for subsequent notices or communications.

Any notice or communication to the Holder will be deemed to have been duly given if in writing and delivered in person or by first class mail (registered or certified, return receipt requested), electronic transmission (including e-mail) or other similar means of unsecured electronic communication or overnight air courier guaranteeing next day delivery, or to the other’s address, which initially is as follows:

Tilray Brands, Inc.

655 Madison Avenue

19th Floor

New York, NY

10065

United States of America

Attention:    Mitchell Gendel, Global General Counsel

Email:          mitchell.gendel@tilray.com

with a copy (which shall not constitute notice) to:

DLA Piper (Canada) LLP

Suite 6000, 1 First Canadian Place

PO Box 367, 100 King St W

Toronto, ON

M5X 1E2

Canada

Attention: Russel Drew

Email: russel.drew@dlapiper.com

The Holder, by notice to the Company, may designate additional or different addresses for subsequent notices or communications.

If a notice or communication is mailed in the manner provided above within the time prescribed, it will be deemed to have been duly given, whether or not the addressee receives it.

The Trustee shall not be deemed to have any knowledge of any repayment, repurchase, conversion, default or any other event hereunder unless it has received written notice of such event.

Section 15. SUCCESSORS AND ASSIGNS.

All agreements of the Company in this Note will inure to the benefit of the Holder, its successors and assigns permitted hereby, except that the Holder may not assign or otherwise transfer any of their rights or obligations hereunder pursuant to Section 16 hereof, unless an Event of Default has occurred.

In the event of any assignment or transfer by the Initial Holder of this Note or any subsequent Holder(s) of this Note, in whole or in part, all of the successors and assigns thereof shall enjoy the rights under this Note and the agreements of the Company in this Note, and shall be subject to the obligations under this Note, on a pro rata basis based on the Principal Amount held by any such successors and assigns as a result of such assignments or transfers.

Section 16. RIGHT OF FIRST REFUSAL.

If, at any time while no Default or Event of Defaults is continuing, the Holder desires to transfer or otherwise dispose of this Note (or any portion hereof) to a third-party that is not Affiliate of the Holder, the Holder shall deliver to the Company a written notice stating the terms upon which the Holder proposes to transfer or otherwise dispose of this Note, or the applicable portion thereof (the “ROFR Notice”). The ROFR Notice shall constitute the Holder’s offer to transfer this Note, or the applicable portion thereof, to the Company on the terms set forth in the ROFR Notice, which offer shall be irrevocable until the end of the ROFR Notice Period (as defined below). Upon receipt of the ROFR Notice, the Company shall have 30 days (the “ROFR Notice Period”) to elect to purchase this Note, or the applicable portion thereof, by delivering a written notice (an “Acceptance Notice”) to the Holder stating that it elects to purchase this Note, or the applicable portion thereof, on the terms specified in the ROFR Notice. Any Acceptance Notice shall be binding upon delivery and irrevocable by the Company. Completion of the sale of this Note, or the applicable portion thereof, to the Company pursuant to such Acceptance Notice shall take place within two (2) Business Days following the end of the ROFR Notice Period, or such longer period as may be agreed between the Holder and the Company, at such place and on such date as the Holder and the Company shall agree. If the Company does not deliver an Acceptance Notice during the ROFR Notice Period, it shall be deemed to have waived its rights to purchase the Note, or the applicable portion thereof, pursuant to this Section with respect to the transfer or other disposition described in such ROFR Notice and the Holder shall be free to transfer or dispose of this Note, or the applicable portion thereof, without the prior consent of the Company to any third-party in accordance with the terms set forth in the ROFR Notice. This Section 16 shall not apply in connection with: (a) a change of control of the Holder or a sale of all or substantially all of the assets of the Holder or (b) any transfer or other disposition of this Note which occurs in connection with, or substantially simultaneously with, such change of control or sale.

Section 17. CURRENCY INDEMNITY.

If, for the purposes of obtaining judgment in any court in any jurisdiction with respect to this Note, it becomes necessary to convert into a particular currency (the “Judgment Currency”) any amount due under this Note in any currency other than the Judgment Currency (the “Currency Due”), then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgment is given for the relevant currencies as publicized at such time by Bloomberg L.P. In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given and the date of receipt by the Holder of the amount due, the Corporation will, on the date of receipt by the Holder, pay such additional amounts, if any, or be entitled to receive reimbursement of such amount, if any, as may be necessary to ensure that the amount received by the Holder on such date is the amount in the Judgment Currency which when converted at the rate of exchange prevailing on the date of receipt by the Holder is the amount then due under this Note in the Currency Due. If the amount of the Currency Due which the Holder is so able to purchase is less than the amount of the Currency Due originally due to it, the Corporation shall indemnify and save the Holder harmless from and against all loss or damage arising as a result of such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Note, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by the Holder from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due under this Note or under any judgment or order. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 17 will apply to the Note in lieu of Section 1.14 of the Indenture, and such Section 1.14 of the Indenture will be deemed to be replaced with this Section 17 to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Section 1.14 of the Indenture not specifically addressed or amended by this Section 17 shall continue to apply and control.

Section 18. QUEBEC MATTERS

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Note may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) “personal property” shall include “movable property”, (b) “real property” or “real estate” shall include “immovable property”, (c) “tangible property” shall include “corporeal property”, (d) “intangible property” shall include “incorporeal property”, (e) “security interest”, “mortgage” and “lien” shall include a “hypothec”, “right of retention”, “prior claim” and a resolutory clause, (f) all references to filing, perfection, priority, remedies, registering or recording under the Uniform Commercial Code or a Personal Property Security Act shall include publication under the Civil Code of Québec, (g) all references to “perfection” of or “perfected” liens or security interest shall include a reference to an “opposable” or “set up” lien or security interest as against third parties, (h) any “right of offset”, “right of setoff” or similar expression shall include a “right of compensation”, (i) “goods” shall include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (j) an “agent” shall include a “mandatary”, (k) “construction liens” shall include “legal hypothecs”; (l) “joint and several” shall include “solidary”; (m) “gross negligence or wilful misconduct” shall be deemed to be “intentional or gross fault”; (n) “beneficial ownership” shall include “ownership on behalf of another as mandatary”; (o) “easement” shall include “servitude”; (p) “priority” shall include “prior claim”; (q) “survey” shall include “certificate of location and plan”; (r) “state” shall include “province”; (s) “fee simple title” shall include “absolute ownership”; (t) “accounts” shall include “claims”. The parties hereto confirm that it is their wish that this Note and any other document executed in connection with the transactions contemplated herein be drawn up in the English language only and that all other documents contemplated thereunder or relating thereto, including notices, may also be drawn up in the English language only. Les parties aux présentes confirment que c’est leur volonté que cette convention et les autres documents de crédit soient rédigés en langue anglaise seulement et que tous les documents, y compris tous avis, envisagés par cette convention et les autres documents peuvent être rédigés en langue anglaise seulement.

Section 19. SEVERABILITY.

If any provision of this Note is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

Section 20. HEADINGS, ETC.

The headings of the Sections of this Note have been inserted for convenience of reference only, are not to be considered a part of this Note and will in no way modify or restrict any of the terms or provisions of this Note.

Section 21. AMENDMENTS

This Note may not be amended or modified unless in writing by the Company and the Holder, and no condition herein (express or implied) may be waived unless waived in writing by each party whom the condition is meant to benefit. Any amendment or modification of this Note shall be subject to the prior approval of the TSX.

Section 22. GOVERNING LAW; SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL.

All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by the laws of the Province of Ontario, without giving effect to any choice of law or conflict of law provision or rule (whether of the Province of Ontario or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the Province of Ontario. The Company and the Holder hereby irrevocably submits to the exclusive jurisdiction of the courts of the Province of Ontario sitting in the city of Toronto, for the adjudication of any dispute hereunder or in connection herewith or under any of the other Transaction Documents or with any transaction contemplated hereby or thereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Nothing contained herein shall be deemed or operate to preclude any Holder from bringing suit or taking other legal action against the Company in any other jurisdiction to collect on the Company’s obligations to such Holder or to enforce a judgment or other court ruling in favor of such Holder. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR UNDER ANY OTHER TRANSACTION DOCUMENT OR IN CONNECTION WITH OR ARISING OUT OF THIS NOTE OR ANY OTHER TRANSACTION DOCUMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. For the avoidance of doubt, to the extent of any conflicts or inconsistencies, this Section 22 will apply to the Note in lieu of Section 14.7 of the Indenture, and such Section 14.7 of the Indenture will be deemed to be replaced with this Section 22 to the extent of such conflict or inconsistency, mutatis mutandis, and any provisions of Section 14.7 of the Indenture not specifically addressed or amended by this Section 22 shall continue to apply and control.

Section 23. ELECTRONIC EXECUTION.

Delivery of an executed counterpart of a signature page to this Note by facsimile, DocuSign or other electronic transmission, or by sending a scanned copy (“pdf” or “tif”) by electronic mail shall be effective as delivery of a manually executed counterpart of this Note.

The words “executed,” “execution,” “signed,” “signature,” and words of similar import in this Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

Section 24. ENFORCEMENT FEES.

The Company agrees to pay all costs and expenses of the Holder incurred as a result of enforcement of this Note and the collection of any amounts owed to the Holder hereunder (whether in cash, Common Shares or otherwise), including, without limitation, reasonable attorneys’ fees and expenses.

Section 25. CALCULATIONS.

For the avoidance of doubt, all calculations to be made in connection with this Note or any conversion, repayment, repurchase, default, or otherwise hereunder shall be made by the Holder, and the Trustee shall have no liability or responsibility for any calculation required in connection with this Note or any conversion, repayment, repurchase, default, or otherwise hereunder. If any such calculation results in a change in the principal amount of the Note, the Holder shall use reasonable efforts to provide the Trustee with written notice of such change.

Section 26. CURRENCY

Any reference in this Note to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by the Company shall be deemed to be a reference to payments made in lawful money of the United States of America. Any reference in this Agreement to “CAD$” shall be deemed to be a reference to lawful money of Canada. Except as specifically provided in this Note, the equivalent on any given date in one currency of an amount denominated in another currency is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the screen rate published on Reuters or any substitute or successor of such service selected by the Holder or, if not available, the spot rate of exchange quoted to the Holder in the ordinary course of business at or about 11:00 a.m. (Toronto time) on such date for the purchase of the first currency with the second currency.

Section 27. UCC RECORDING

For the avoidance of doubt, the Trustee shall have no liability or responsibility for the filing, recording or delivery of any financing statement, continuation statement, amendment, termination, or any other document required under the UCC to be filed, recorded or delivered in connection with the Collateral.

Section 28. RIGHTS OF THE TRUSTEE.

The Company agrees that all of the rights, protections and indemnities afforded to the Trustee under the Indenture are extended hereto and incorporated herein .

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